G R U P P O · M E D I A S E T

MEDIASET

82-4515

12g3-2(b)

RECEIVED
2005 NOV -7 A 11:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

05012323

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 2nd November 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of October.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

RECEIVED

Mediaset: daily communication on the Stock Repurchase Program

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mediaset, following the communication received from Mediobanca, announces that it has today (3rd October 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8079 per share.

After the above purchase, Mediaset has repurchased a total of n. 9.000.000 ordinary shares (0.762% Share Capital) for a total countervalue of Euro 90.769.600.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:
- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:
- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 3rd October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

RECEIVED

2005 NOV -3 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (4th October 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8022 per share.

After the above purchase, Mediaset has repurchased a total of n. 9.500.000 ordinary shares (0.804% Share Capital) for a total countervalue of Euro 95.670.700.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 4th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (5th October 2005) repurchased n. 250.000 ordinary shares at an average price of Euro 9,7703 per share.

After the above purchase, Mediaset has repurchased a total of n. 9.750.000 ordinary shares (0.825% Share Capital) for a total countervalue of Euro 98.113.275.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 5th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (6th October 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,7340 per share.

After the above purchase, Mediaset has repurchased a total of n. 10.250.000 ordinary shares (0.868% Share Capital) for a total countervalue of Euro 102.980.275.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 6th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

RECEIVED

2005 NOV -7 A 11:39

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (7th October 2005) repurchased n. 750.000 ordinary shares at an average price of Euro 9,6583 per share.

After the above purchase, Mediaset has repurchased a total of n. 11.000.000 ordinary shares (0.931% Share Capital) for a total countervalue of Euro 110.224.000.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 7th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (10th October 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,5963 per share.

After the above purchase, Mediaset has repurchased a total of n. 11.500.000 ordinary shares (0.974% Share Capital) for a total countervalue of Euro 115.022.150.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 10th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (11th October 2005) repurchased n. 750.000 ordinary shares at an average price of Euro 9,5055 per share.

After the above purchase, Mediaset has repurchased a total of n. 12.250.000 ordinary shares (1,037% Share Capital) for a total countervalue of Euro 122.151.275.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 11th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (12th October 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,3945 per share.

After the above purchase, Mediaset has repurchased a total of n. 12.750.000 ordinary shares (1,079% Share Capital) for a total countervalue of Euro 126.848.525.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period *not exceeding 18 months from the date of the AGM resolution.*
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 12th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (13th October 2005) repurchased n. 250.000 ordinary shares at an average price of Euro 9,3964 per share.

After the above purchase, Mediaset has repurchased a total of n. 13.000.000 ordinary shares (1,101% Share Capital) for a total countervalue of Euro 129.197.625.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 13th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (14th October 2005) repurchased n. 250.000 ordinary shares at an average price of Euro 9,3853 per share.

After the above purchase, Mediaset has repurchased a total of n. 13.250.000 ordinary shares (1,122% Share Capital) for a total countervalue of Euro 131.543.950.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 14th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (17th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,2285 per share.

After the above purchase, Mediaset has repurchased a total of n. 14.250.000 ordinary shares (1,206% Share Capital) for a total countervalue of Euro 140.772.450.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period *not exceeding 18 months from the date of the AGM resolution.*
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 17th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (18th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,1146 per share.

After the above purchase, Mediaset has repurchased a total of n. 15.250.000 ordinary shares (1,291% Share Capital) for a total countervalue of Euro 149.887.050.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 18th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (19th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 8,9797 per share.

After the above purchase, Mediaset has repurchased a total of n. 16.250.000 ordinary shares (1,376% Share Capital) for a total countervalue of Euro 158.866.750.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 19th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (20th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,0433 per share.

After the above purchase, Mediaset has repurchased a total of n. 17.250.000 ordinary shares (1,460% Share Capital) for a total countervalue of Euro 167.910.050.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 20th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (21st October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 8,9597 per share.

After the above purchase, Mediaset has repurchased a total of n. 18.250.000 ordinary shares (1,545% Share Capital) for a total countervalue of Euro 176.869.750.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 21st October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (24th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,0006 per share.

After the above purchase, Mediaset has repurchased a total of n. 19.250.000 ordinary shares (1,630% Share Capital) for a total countervalue of Euro 185.870.350.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 24th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (25th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 8,9842 per share.

After the above purchase, Mediaset has repurchased a total of n. 20.250.000 ordinary shares (1,714% Share Capital) for a total countervalue of Euro 194.854.550.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 25th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (26th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,0158 per share.

After the above purchase, Mediaset has repurchased a total of n. 21.250.000 ordinary shares (1,799% Share Capital) for a total countervalue of Euro 203.870.350.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 26th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (27th October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 8,9620 per share.

After the above purchase, Mediaset has repurchased a total of n. 22.250.000 ordinary shares (1,884% Share Capital) for a total countervalue of Euro 212.832.350.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 27th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (28th October 2005) repurchased n. 750.000 ordinary shares at an average price of Euro 8,9307 per share.

After the above purchase, Mediaset has repurchased a total of n. 23.000.000 ordinary shares (1,947% Share Capital) for a total countervalue of Euro 219.530.375.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 28th October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (31st October 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 9,0898 per share.

After the above purchase, Mediaset has repurchased a total of n. 24.000.000 ordinary shares (2,032% Share Capital) for a total countervalue of Euro 228.620.175

We would like to inform that the daily press release regarding our stock repurchase program on November 1, 2005 will be published on Wednesday morning, November 2, 2005.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 31st October 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET

Madrid, 26 October 2005

As the accounts of the Publiespaña Group have been consolidated effective April 1, 2004, the figures provided for the first nine months of 2004 for comparison purposes are presented –as they are to the Spanish Stock Market Commission– in combined form, i.e. including Grupo Publiespaña's results for the first quarter.
The consolidated financial information provided for both the first nine months of 2004 and the first nine months of 2005 are in accordance with International Accounting Standards, which have been effective as of 1 January 2005.

Telecinco's third quarter 2005 financial results

- **Net profit reach €212.63 million after a €97.22 million income tax provision**
- **The gross operating margin or EBITDA, at €312.72 million, (+52.2%)**
- **Publiespaña's gross television advertising revenue rose 21.5% in the first nine months of this year, hitting a new record at €655.36 million.**
- **Telecinco is the audience leader in Spain in the January-September period with a 22.5% share, up by 0.4 pp on the same period in 2004 (22.1%).**
- **The channel also leads the prime-time slot, with an audience share of 23.7%, and the commercial target, with a 24.9% share.**

Telecinco leads total-day, prime time and commercial target audience share ratings

With a 22.5% share, Telecinco ranked again as the most watched television channel in terms of total-day, prime time (23.7%) and commercial target (24.9%) audience share.

The channel reported the best nine-month period of the last four years with an increase of 0.4 pp compared with the same period in 2004, 1.5 pp ahead of Antena 3 TV (21%) and 3.1 pp ahead of TVE 1 (19.4%).

Additionally, the channel has again ranked first in **prime time**, the time slot with the highest television consumption and advertising spend, with an average share of **23.7%**. Antena 3 TV, for its part, with a 21.8% share, ranked second while TVE1, with a 19.2% share, ranked third.

	Telecinco	Antena 3 TV	TVE1
Total-day	**22.5%**	21.0%	19.4%
Prime Time	**23.7%**	21.8%	19.2%
Commercial Target	**24.9%**	21.8%	16.3%

Telecinco reports record nine-month net revenues of €671.54 million
As to the profit and loss account, Telecinco reported record net revenues of €671.54 million, up by 22.7% from €547.43 million reported in the year-ago period.

The gross operating margin (adjusted EBITDA) reached €312.72 million, up by 52.2% on the same period of 2004. The EBITDA/net revenue ratio to date, at 46.6%, is similar to the full-year figure reported for 2004.

Pre-tax profit leapt from €200.64 million in the first nine months of 2004 to €309.88 million, an increase of 54.4%.

Net profit reached €212.63 million, representing a 52.1% increase on the same period of 2004 and Telecinco's all-time best profit figure for any nine-month period.

The positive market environment and the excellent response to the new advertising products designed by the company have once again placed Publiespaña as leader in terms of turnover with record gross television advertising revenues of €655.36 million up by 21.5% on the same period for 2004.

This record-breaking financial performance is a direct consequence of Telecinco's absolute lead in audience share, excellent commercial management of advertising, and success at containing costs, which increased by only 4.7% in the first nine months of 2005 compared with the same period for the previous year.

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

MEDIASET

2005 Half Year Report

Report on operations
in the first half of 2005

MEDIASET GROUP

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333,28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Web site: www.gruppomediaset.it

CONTENTS

BOARD MEMBERS

Board of Directors

Chairman	(*) Fedele Confalonieri
Deputy Chairman	(*) Pier Silvio Berlusconi
Managing Director	(*) Giuliano Adreani
Directors	(**) Franco Amigoni Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Enzo Concina Maurizio Costa Mauro Crippa Bruno Ermolli Marco Giordani (**) Alfredo Messina (*) Gina Nieri (**) Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo Riccardo Perotta
Alternate Auditors	Gianfranco Polerani Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

MEDIASET

MEDIASET GROUP: FINANCIAL HIGHLIGHTS (*)

Main income statement data

2004 full year			1st half 2005		1st half 2004	
mio €	%		mio €	%	mio €	%
3.434,0	100%	Consolidated net revenues	1.984,3	100%	1.809,1	100%
2.641,8	76,9%	Italy	1.475,3	74,3%	1.405,0	77,7%
793,4	23,1%	Spain	509,0	25,7%	404,7	22,4%
1.090,5	100%	Operating Profit	754,5	100%	666,9	100%
795,7	73,0%	Italy	497,9	66,0%	506,1	75,9%
294,9	27,0%	Spain	256,6	34,0%	160,8	24,1%
1.090,5	31,8%	EBIT Mediaset Group	797,5	40,2%	666,9	36,9%
1.046,1	30,5%	EBT and minority interests	788,9	39,8%	688,0	38,0%
549,6	16,0%	Mediaset Group net profit	426,6	21,5%	373,6	20,7%

Main balance sheet/financial data

31/12/2004		30/06/2005	30/06/2004
mio €		mio €	mio €
3.039,4	Net invested capital	3.145,2	2.947,1
3.101,4	Total Shareholders' Equity	3.099,6	2.865,4
2.870,3	Group shareholders' Equity	2.857,1	2.689,5
231,1	Minority Shareholders' Equity	242,5	175,9
62,0	Net financial position	(45,6)	(81,7)
710,5	Free cash flow (**)	376,3	483,8
1.116,5	Investments	477,3	543,6
271,3	Dividends paid by Mediaset S.p.A.	448,8	271,3
120,0	Dividends paid by subsidiaries	86,0	120,0

Personnel

2004 full year			1st half 2005		1st half 2004	
	%			%		%
5.662	100,0%	Mediaset Group employees (end-of-period)	5.658	100,0%	5.609	100,0%
4.459	78,8%	Italy	4.483	79,2%	4.387	78,2%
1.203	21,2%	Spain	1.175	20,8%	1.222	21,8%
5.638	100,0%	Mediaset Group employees (average)	5.685	100,0%	5.601	100,0%
4.415	78,3%	Italy	4.485	78,9%	4.396	78,5%
1.223	21,7%	Spain	1.201	21,1%	1.205	21,5%

Main indicators

2004 full year		1st half 2005	1st half 2004
31,8%	Operating profit/Net revenues	38,0%	36,9%
30,1%	Italy	33,7%	36,0%
37,2%	Spain	50,4%	39,7%
31,8%	EBIT/Net revenues	40,2%	36,9%
30,5%	EBT and minority interests/Net revenues	39,8%	38,0%
16,0%	Mediaset Group net profit/Net revenues	21,5%	20,7%
0,47	EPS (euro per share)	0,36	0,32
0,47	diluted EPS (euro per share)	0,36	0,32

(*) IAS/IFRS data

(**) net financial position changes before dividends and equity investments/disinvestments

Report on Operations in the first half of 2005

Starting from 1 January 2005, the Mediaset Group has adopted the IAS/IFRS international accounting standards which are mandatory as of 2005 when preparing the consolidated financial statements of the European groups listed at the Stock-Exchange.

The adoption of these standards has made it necessary to recalculate the comparative income statement and balance sheet figures for the 2004 period according to the new accounting standards.

➢ **Summary of the results in the first half of 2004 recalculated according to IAS/IFRS standards**

The main effects generated on the results of the first half of 2004 by the adoption of the new accounting standards, which are detailed in the Appendix to this Report devoted to the *transition effects*, can be summarised as follows:

- **Consolidated net revenues** went from EUR 1,812.5 million to EUR **1,809.1** million.
- **EBIT** went from EUR 639.6 million up to EUR **666.9** million with a EUR 27.3 million increase, mainly attributable to the deduction of EUR 21.6 million for the goodwill amortisation quota generated by Telecinco's consolidation; **profitability** went from 35.4% up to **36.9%**.
- **Earnings before tax** went from EUR 660.4 million up to EUR **688.0** million, totalling an increase of EUR 27.6 million; net of the taxes for the period (in compliance with the option provided by CONSOB decision no. 11971 of 14 May 1999 and subsequent modifications, such taxes were not specified as of 30 June 2004) and net of minority interests, the **Net result of the Group** at 30 June 2004 amounted to EUR **373.6 million.**
- **Consolidated shareholders' equity** at 30 June 2004 - net of taxes on the period result, this amounted to EUR 2,663.6 million – went up to **EUR 2,689.5 million** showing a EUR 25.9 million variation mainly due to the effects on the period net result and to the effects generated by the recalculations on the date of transition (1 January 2004) by applying the new accounting standards retroactively according to IFRS 1.

➢ **Summary of the Group's results in the first half of 2005**

Below a summary is provided of the main results achieved by the Mediaset Group at **30 June 2005** compared to the results recalculated in compliance with the new accounting standards for the same period of 2004.

- **Consolidated net revenues** amounted to EUR **1,984.3 million,** with a **9.7%** increase;
- **EBIT**, which included non recurring revenue totalling EUR 43.1 million achieved through the transfer of a 1.9% stake of Gestevision Telecinco in January, amounted to **EUR 797.5 million**, recording a **19.6%** increase compared to the same period of the previous year, net of amortisation, depreciation and write-downs totalling EUR 398.6 million (EUR 414.9 million in the same period of the previous year). On a comparative basis, EBIT amounted to EUR 754.5 million (+ EUR 87.6 million over 2004). **Profitability** reached **40.2%** (38.0% on a comparative basis) compared to 36.9% in the first half of 2004;
- **Earnings before tax and minority interests** amounted to EUR **788.9 million** and recorded a 14.7% increase over 2004;
- The **Net profit of the Group** amounted to **EUR 426.6 million** compared to EUR 373.6 million in the first half of 2004; the parent company Mediaset S.p.A. closed the first half of 2005 with a gross profit totalling EUR 564.5 million;
- The **consolidated net financial position** went from + EUR 62.0 million at 31 December 2004 to – **EUR 45.6 million** at 30 June 2005. In the first six months of 2005 the **cash generation** typical of the Group (*free cash flow*), net of revenues from the transfer of Telecinco's stake for EUR 76.6 million, of the net spending for the transfer of Albacom's stake for EUR 29.7 million and of dividends paid out for EUR 534.8 million, amounted to **EUR 376.3 million** compared to EUR 483.8 million in the first half of the previous year.

➢ **Operations per geographical area: Italy**

- In the first six months of 2005 the **consolidated net revenues** from the operations of the Group in Italy reached **EUR 1,475.3 million** with a 5.0% increase over the same period of the previous year.
- **EBIT**, including capital gains totalling EUR 40.9 million from the transfer of the 1.9% stake held in Telecinco, amounted to **EUR 538.8 million,** with a 6.5% increase over the first half of 2004; **profitability** totalled **36.5%,** thus maintaining the same level as that recorded in the same period of 2004, equal to 36.0%.

These results were positively impacted by the evolution of revenues from television advertising.

Gross advertising sales on Mediaset networks totalled **EUR 1,598.2 million** with a EUR 56.3 million increase over the first half of 2004, which meant a percentage increase of **3.7%**, a result that was better than expected, but which was influenced by the comparison with the highest growth period of 2004 and the fact that 2005 has one calendar day less than the leap year 2004.

Based on the figures communicated for the first half year by *Nielsen,* Publitalia obtained a better result than that achieved by the market as a whole totalling 2.2% and that of the television industry, which recorded a 2.6% growth that - net of Mediaset - dropped to +0,2%.

(Source: Nielsen Media Research – net values)

Media	1st half 2005		1st half 2004		% change
	EUR mio	% share	EUR mio	%share	
Newspapers	913.9	20.3%	892.5	20.3%	2.4%
Magazines	594.6	13.2%	575.8	13.1%	3.3%
Television	2,643.6	58.8%	2,576.4	58.5%	2.6%
Radio	204.1	4.5%	210.9	4.8%	-3.2%
Posters and billboards	103.1	2.3%	104.9	2.4%	-1.7%
Cinema	38.7	0.9%	40.8	0.9%	-4.9%
Total	**4,498.0**	**100.0%**	**4,401.2**	**100.0%**	**2.2%**

Advertising sales through television confirmed its dynamism in the first half of the year, in line with the first half of 2004, when extremely high growth had been recorded (+12%) compared to 2003, a result which in June had profited from the presence of the European Football Championship on RAI networks.

The positive results obtained in terms of advertising sales were associated in the first six months of the year with equally positive results in terms of **audience share.**

In the first half of the year Mediaset networks recorded a share of 43.1% in the 24 hours, 42.8% in Day Time and 43.9% in Prime Time, outperforming RAI in the three time brackets.

The results obtained by each network are detailed in the table below:

Share individuals - 1st half 2005	24 hours	Prime Time	Day Time 7:00-2:00
	22.6%	22.9%	22.6%
	11.7%	11.9%	11.6%
	8.8%	9.1%	8.6%
MEDIASET	**43.1%**	**43.9%**	**42.8%**

Furthermore, in the first half of the year, Mediaset networks consolidated their leadership as usual in the commercial target aged 15-64 further widening the gap with respect to their main competitor. More specifically, Canale 5 and Italia 1 still ranked first and third respectively in all the time brackets for this target group.


1ST HALF 2005: Individuals
43,1
42,6
42,8
42,6
43,9
43,7
24 ore
Day Time
Prime Time
Mediaset
RAI


1ST HALF 2005: Target 15-64 years
45,1
39,3
44,9
39
45,7
41,5
24 ore
Day Time
Prime Time
Mediaset
RAI

Also during the so-called *"Spring 2005" guarantee period* (from 30 January to 4 June, excluding the week when the *Festival di San Remo* takes place) offered by Mediaset to advertising investors, Mediaset networks recorded higher results than RAI in all time brackets. These results exceeded the expected objectives for the season. In this period, Canale 5 confirmed its position as first Italian network in Prime Time with an average share of 23.7%, ahead of RAI which recorded a 23.3% share. Its primacy was also confirmed in the Full Day, the most significant period to assess the global evolution of a television network. Canale 5's primacy is not limited to short periods of the day and it continues evenly through different time brackets. Italia 1 ranked third both in Prime Time and in the 24 hours, while Rete 4 consolidated its positive trend in Prime Time and achieved the best result (9.2%) of the past decade in guarantee periods.

Some of the main programmes that contributed to the first-rate seasonal results in terms of audience share on Canale 5 were the traditional entertainment shows, such as *Scherzi a parte* (24.9% with 6 million TV viewers on average per evening), *La Corrida* (with a 28.2% average share), *Zelig Circus* (with a 34.4% average share and peaks of over 13 million TV viewers for a 56% share, this was the best year ever of the programme), *Amici Di Maria De Filippi* (during the 11 evenings of this fourth year, this programme obtained an average audience share of 26.5%, and exceeded 35% and 7 million TV viewers in the closing evening), whereas *La Fattoria* proved to be the best reality show of the season in terms of audience share with a 24.1% average.

As for *dramas*, exceptional audience levels were achieved by *Karol, un uomo diventato Papa* (43.9%, almost 13 million TV viewers), that obtained excellent results in all target groups, whereas, among movies, excellent audience shares were recorded by the first run of the Italian film *Io non ho paura* (35.4%, first in the ranking of the most seen movies in 2005) and *Spider Man* (30.8%).

Programme Breakdown (hours) - 1st half 2005

Types	Canale 5		Italia 1		Retequattro		Total Mediaset	
Films	436	10.0%	627	14.4%	1,013	23.3%	2,076	15.9%
Tv movies	101	2.3%	238	5.5%	142	3.3%	481	3.7%
Short series	50	1.2%	22	0.5%	55	1.3%	127	1.0%
Television serials	386	8.9%	821	18.9%	619	14.2%	1,826	14.0%
Sit-coms	86	2.0%	423	9.7%	-	0.0%	509	3.9%
Soap operas	198	4.6%	-	0.0%	4	0.1%	202	1.6%
Telenovelas	-	0.0%	-	0.0%	253	5.8%	253	1.9%
Cartoons	-	0.0%	705	16.2%	123	2.8%	828	6.4%
Total rights	**1,257**	**28.9%**	**2,836**	**65.3%**	**2,209**	**50.9%**	**6,302**	**48.4%**
News	1,492	34.3%	414	9.5%	671	15.4%	2,577	19.8%
Sport	11	0.3%	514	11.8%	29	0.7%	554	4.3%
Entertainment:	1,400	32.2%	403	9.3%	792	18.2%	2,595	19.9%
light entertainment	*866*	*19.9%*	*211*	*4.9%*	*167*	*3.8%*	*1,244*	*9.5%*
talk shows	*126*	*2.9%*	*40*	*0.9%*	-	*0.0%*	*166*	*1.3%*
music	*15*	*0.3%*	*58*	*1.3%*	*112*	*2.6%*	*185*	*1.4%*
games and quiz shows	*148*	*3.4%*	-	*0.0%*	*78*	*1.8%*	*226*	*1.7%*
reality	*175*	*4.0%*	*94*	*2.2%*	-	*0.0%*	*269*	*2.1%*
soft news	*70*	*1.6%*	-	*0.0%*	*435*	*10.0%*	*505*	*3.9%*
Culture	33	0.8%	1	0.0%	418	9.6%	452	3.5%
Soap operas		0.0%	-	0.0%	-	0.0%	-	0.0%
Long dramas		0.0%	-	0.0%	-	0.0%	-	0.0%
Sit-coms		0.0%	-	0.0%		0.0%	-	0.0%
Television sales	151	3.5%	176	4.1%	225	5.2%	552	4.2%
Total in-house productions	**3,087**	**71.1%**	**1,508**	**34.7%**	**2,135**	**49.1%**	**6,730**	**51.6%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

In the first half of 2005, the number of in-house productions, especially referring to Entertainment, Culture/News and Music programmes, increased both in Prime Time and Day Time. More specifically, in the news segment, a series of special programmes was created after the death of the Pope John Paul II and the election of his successor Benedict XVI.

Types	Number of in-house productions made								
	1st half 2005			1st half 2004			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV Programmes									
Entertainment and talk shows	23	35	58	20	32	52	15,0%	9,4%	11,5%
Other news	2	20	22	1	24	25	100,0%	-16,7%	-12,0%
News	-	4	4	-	4	4	0,0%	0,0%	0,0%
Arts/culture	6	31	37	4	23	27	50,0%	34,8%	37,0%
Promotion and Advertising		6	6		6	6	0,0%	0,0%	0,0%
Reality		6	6	1	9	10	n.s.	-33,3%	-40,0%
Shopping		7	7				0,0%	0,0%	0,0%
Sport	2	17	19	2	10	12	0,0%	70,0%	58,3%
Games and quiz shows	2	3	5	2	4	6	0,0%	-25,0%	-16,7%
Music	4	8	12	1	6	7	n.s.	33,3%	71,4%
Soap operas	-	2	2	-	2	2	0,0%	0,0%	0,0%
Documentaries		1	1		1	1	0,0%	0,0%	0,0%
Long dramas	2	-	2	3	-	3	-33,3%	0,0%	-33,3%
Total TV programmes	**41**	**140**	**181**	**34**	**121**	**155**	**20,6%**	**15,7%**	**16,8%**
Commercial programmes									
Television selling	-	21	21	-	22	22	0,0%	-4,5%	-4,5%
Total commercial programmes	**-**	**21**	**21**	**-**	**22**	**22**	**0,0%**	**-4,5%**	**-4,5%**
Overall total	**41**	**161**	**202**	**34**	**143**	**177**	**20,6%**	**12,6%**	**14,1%**

In the same period, the hours of finished product were reduced mainly as a consequence of the decrease in the hours of talk and reality shows due to the end of the historical talk show *Maurizio Costanzo Show*, which used to be broadcast late in the evening on Canale 5, and the decision not to produce *Grande Fratello*. An increase in information, entertainment and news programmes was conversely recorded.

Types	Hours of finished product				
	1st half 2005	% on the whole	1st half 2004	% on the whole	% change
Entertainment and talk shows	1.054	26,2%	972	23,8%	8,4%
Other news	321	8,0%	379	9,3%	-15,3%
News	976	24,3%	930	22,8%	4,9%
Arts/culture	546	13,6%	577	14,2%	-5,4%
Promotion and Advertising	26	0,6%	39	1,0%	-33,3%
Reality	100	2,5%	193	4,7%	-48,2%
Shopping	15	0,4%	-	0,0%	0,0%
Sport	338	8,4%	339	8,3%	-0,3%
Games and quiz shows	168	4,2%	248	6,1%	-32,3%
Television selling	123	3,1%	138	3,4%	-10,9%
Music	208	5,2%	128	3,1%	62,5%
Documentaries	5	0,1%	1	0,0%	n.s.
Soap operas	101	2,5%	101	2,5%	0,0%
Long dramas	40	1,0%	33	0,8%	21,2%
Total	**4.022**	**100,0%**	**4.077**	**100,0%**	**-1,3%**

During the first half of 2005, Mediaset networks continued to be strongly committed to the production of medium and long series – a genre which is now fundamental and typical of Mediaset networks' schedules. This generated the following series of drama productions such as R.I.S., the shooting of the sequel of *Carabinieri*, that was very successful with the public, the launch of the production of a few short-running drama series and TV movies that are remarkably prestigious due to their subject, casting and authors.

The following series of significant long-series productions (TV series and soap operas) were confirmed and important projects were worked out for the production of short-running drama series with a high programming profile, connected to topical issues, the classics in literature and to important Italian personalities. In this connection, particularly important is the exclusive production agreement that the Mediaset Group renewed for the years 2005 and 2006 with the company Tao Due Film S.r.l., one of the most important players in this industry, with which the Mediaset Group had been entertaining supplier relations for some years; in the recent past, this co-operation had made it possible to produce extremely successful television short-running drama series (*Ultimo, Ultimo 2: La sfida, La Uno Bianca, Il Testimone* and *Karol, un uomo diventato Papa*) and long series (*Distretto di Polizia* and *R.I.S.*).

In the same period, the Mediaset Group also worked to further strengthen its rights library. Included in the great number of agreements signed and projects implemented is the acquisition of the following important titles, as a consequence of the existing multi-year agreements with American Majors: *Prova a prendermi, Minority Report, Spirit-Cavallo Selvaggio, The Ring, Red Dragon, 8 Mile, About a Boy* and *The Bourne Identity*, as well as the acquisition of the rights for the new episodes of the most successful TV series. An agreement was also drawn up with Filmauro S.r.l., one of the major producers and distributors in Italy for the rights of the first run movies that in recent film seasons have been box-office champions.

Library breakdown at 30 June 2005	Number of titles	Episodes
Films	3,981	3,981
Television serials	775	17,975
Telenovelas	12	1,573
Cartoons	660	22,371
Short series	254	792
Soap operas	19	4,125
Tv movies	1,567	1,609
Various (Music, Entertainment, Theatre etc..)	1,206	4,859
Total	**8,474**	**57,285**


Soap Operas e Telenovelas 0,4%
Cartoons 7,8%
Short series 3,0%
elevision serials 9,1%
Films 47,0%
Tv movies 18,5%
Various (Music, Entertainment, Theatre etc..) 14%

During the first six months of 2005, the operations referring to **terrestrial digital television** continued and strengthened from many points of view.

As to the reinforcement and expansion of the *network facilities*, the coverage of the digital multiplex system reached 75% as of 30 June; now, as a consequence of further acquisitions, 80% of the population is covered. The purchase of the frequencies owned by Home Shopping Europe – which occurred during the third quarter – enabled Mediaset to create a new network for terrestrial digital television broadcasting that will include channels from third broadcasters accounting for at least 40% of the broadcasting space available.

As to the offer of new contents, ***Boing***, the free-of-charge digital channel for children that was launched on 20 November 2004 as a result of the agreement between Mediaset and Turner Broadcasting System, is the only free-of-charge theme channel devoted to children and their parents. The constant increase in the number of families that watch terrestrial digital television in Italy – currently over 2 million households – is an excellent base on which important results can be built. In May the first interactive game was launched on Boing and it immediately became the most successful interactive terrestrial digital application in Italy.

On 30 June 2005 the experimental phase of ***Mediaset Premium*** came to an end. *Mediaset Premium offers pay per view* programmes that can be received through terrestrial digital television and makes it possible to watch the matches of the main football teams in the second half of the First Division Football Championship in Italy through a pre-paid card. During the first half of the year, sales channels distributed about 1.6 million pre-paid cards that could not be refilled and that expired on 30 June 2005, thus generating net sales totalling EUR 15.2 million.

Since 28 August, when the new First Division Football Championship started, Mediaset Premium has been offering a richer service that includes new cards that can be topped up many times, on sale in TV and electronics shops at a cost of 10 or 30 euro. The new Mediaset Premium card will make it possible not only to buy a single event, but also packages (for instance, all the matches of your favourite football team). The Mediaset Premium offer is now broader: apart from First Division football matches, also Great Movies for the first time ever on television are broadcast a few months only after being shown in movie theatres, available also in original version, with or without subtitles in Italian, and DVD audio/video quality. To do this, after 30 June 2005, Mediaset entered important agreements with the major Italian and international film distribution companies in order to acquire the film licenses in pay per view. During the 2005-2006 season, Mediaset Premium will also offer a number of great live entertainment events.

- **Operations per geographical area: Spain**
  - In the first six months of 2005, the **consolidated net revenues of Telecinco** reached **EUR 509.0 million,** thus setting a record 25.8% increase compared to the same period of the previous year.
  - The substantial increase in revenues, combined with the limited growth of costs, totalling 3.5%, enabled the **Telecinco Group** to obtain an EBIT of **EUR 256.6 million,** with an extraordinary 59.6% increase over the same period of 2004 and an exceptional increase in profitability that went from 39.7% in the first half of 2004 up to 50.4% in the first half of 2005.
  - **Net profit** amounted to **EUR 175.9 million** with a 59.5% increase over the first half of 2004.

The advertising market in Spain recorded a 9.5% increase in the first half of 2005; the growth of advertising sales referring to television was even higher, totalling 13.5%.

Media	1st half 2005		1st half 2004		% change
	EUR mio	% share	EUR mio	%share	
Newspapers	886.3	26.6%	833.2	27.4%	6.4%
Magazines	342.3	10.3%	335.6	11.0%	2.0%
Television	1,529.4	45.8%	1,347.4	44.2%	13.5%
Radio	270.4	8.1%	246.9	8.1%	9.5%
Posters and billboards	222.9	6.7%	213.8	7.0%	4.3%
Cinema	19.7	0.6%	17.9	0.6%	10.1%
TV Thematic Channels	14.4	0.4%	11.1	0.4%	29.7%
Internet	50.3	1.5%	40.3	1.3%	24.8%
Total	**3,335.7**	**100.0%**	**3,046.1**	**100.0%**	**9.5%**

In the same period, **gross advertising sales on Publiespana television networks** reached EUR 489.7 million with a 24% growth that brought Telecinco's market share up to 32.6% compared to 29.7% in the first half of 2004, whereas direct competitors Antena 3 and TVE accounted for 28.7% and 24% respectively.

The high growth trend of advertising sales reflected both the excellence of Publiespana's commercial strategy and the remarkable **results in terms of audience share** achieved by **Telecinco** obtaining 22.7% daytime shares (+0.3% compared to the same period of 2004), the best result of the past four years, thus confirming its leadership in Spain, ahead of TVE1 (19.4%) and Antena 3 (20.7%). Also the results recorded in the peak time bracket (23.9%) improved 2004 figures, thus confirming Telecinco's unchallenged leadership in the television industry in Spain.

TELECINCO	Share Individuals	1st half 2005	1st half 2004	% change vs 2004
24 hours		22.7%	22.4%	0.3%
Prime Time		23.9%	23.5%	0.4%
Day Time		22.2%	22.0%	0.2%

Furthermore, during the first half of 2005, Telecinco was the Spanish broadcaster most watched by the reference commercial target group (aged 13 -54).

TELECINCO	Share Commercial Target	1st half 2005	1st half 2004	% change vs 2004
24 hours		25.0%	25.6%	-0.6%
Prime Time		27.0%	27.8%	-0.8%
Day Time		24.0%	24.6%	-0.6%

The results obtained in terms of audience share reward the solidity and stability of the television schedules of this broadcaster that - also during the first half of 2005 – increased the amount of in-house produced programmes with a view to continuing along its programming line and strengthening the offer of in-house produced programmes – which went up to 83% of the total – against the purchase of rights.

More specifically, during the first half of the year, there should be mentioned the results in terms of audience share of the four drama series proposed, on average exceeding a 30% share, of talk shows and reality shows.

Programme breakdown (hours)	**1st half 2005**		**1st half 2004**		**% change**	
Films	391	9.0%	459	10.5%	(68)	-14.8%
TV Movies, Short series and Television serials	223	5.1%	261	6.0%	(38)	-14.6%
Cartoons	147	3.4%	201	4.6%	(54)	-26.9%
Total rights	**761**	**17.5%**	**921**	**21.1%**	**(160)**	**-17.4%**
Games and quiz shows	331	7.6%	299	6.8%	32	10.7%
Sport	100	2.3%	41	0.9%	59	143.9%
Music and theatre	109	2.5%	92	2.1%	17	18.5%
Documentaries and others	1,840	42.4%	1,802	41.3%	38	2.1%
News	999	23.0%	1,050	24.0%	(51)	-4.9%
Internal fiction	204	4.7%	163	3.7%	41	25.2%
Total productions	**3,583**	**82.5%**	**3,447**	**78.9%**	**136**	**3.9%**
Total	**4,344**	**100.0%**	**4,368**	**100.0%**	**(24)**	**-0.5%**

In the first half of the year, as can be seen in the tables below, in-house production increased both in terms of number of programmes and hours produced.

Types	Number of productions made								
	1st half 2005			1st half 2004			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV programmes									
Entertainment and talk shows	6	19	25	9	15	24	-33.3%	26.7%	4.2%
Other news	-	-	-	-	-	-	0.0%	0.0%	0.0%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	-	2	2	-	1	1	0.0%	n.s.	n.s.
Games and quiz shows	-	1	1	-	1	1	0.0%	0.0%	0.0%
Soap operas and Telenovelas	3	1	4	1	-	1	n.s.	0.0%	n.s.
Long dramas	4	-	4	6	-	6	-33.3%	0.0%	-33.3%
Total TV programmes	**13**	**27**	**40**	**16**	**21**	**37**	**-18.8%**	**28.6%**	**8.1%**

Types	Hours of finished product				
	1st half 2005	% on the whole	1st half 2004	% on the whole	% change
Entertainment and talk shows	1.330	53,5%	1.251	53,9%	6,3%
News	861	34,6%	904	39,0%	-4,8%
Sport	88	3,5%	32	1,4%	175,0%
Games and quiz shows	96	3,9%	71	3,1%	35,2%
Soap operas and Telenovelas	64	2,6%	19	0,8%	236,8%
Long dramas	48	1,9%	42	1,8%	14,3%
Total	**2.487**	**100,0%**	**2.319**	**100,0%**	**7,2%**

Finally it should be noted that on 14 June 2005 a new law for the television sector known as "*Ley 10/2005*" was approved in Spain. This law removed the previous limit according to which no more than three analogue broadcasters could be simultaneously present on the market, liberalised cable television and established 2010 as the date for the final switch-off of the analogue broadcasting system. Moreover, until that date, it introduced the possibility for a single player to take part in more than one digital or analogue television network.

As a consequence of these provisions, on 29 July, Sogecable, which is controlled by the Pay-TV analogue broadcaster Canal Plus, was authorised to operate as fourth non-encrypt analogue channel in Spain.

FORESEEABLE DEVELOPMENTS

In **Italy** in the July-August period, advertising sales by Publitalia on Mediaset networks is expected to maintain a growth trend in line with that achieved in the first half of the year (+3.7%).

In the same period, Mediaset networks confirm their absolute primacy both in the 24 hours (42.3%) and in Prime Time (43.3%).

In **Spain,** advertising sales by Publiespana for Telecinco should record growth of about 12% in the third quarter of 2005 compared to the same period of the previous year. Based on this result, the increase expected in the first nine months of the year exceeds 20%.

For the second successive year Telecinco asserted its leadership in summer (1 July – 31 August 2005) by recording a 21.7% share in the Full Day and a 22.7% share in Prime Time.

Based on the evolution of the first eight months of the year and due to the limited growth in television costs expected in Italy in the second half of the year, 2005 should record an increase in EBIT over 2004 and profitability should substantially maintain the same high levels as those recorded in the previous year.

For the Board of Directors

The Chairman

12g3-2(b)

2005 Half Year Report

Consolidated accounting tables and
Notes to the financial statements

MEDIASET GROUP

MEDIASET GROUP

Consolidated balance sheet at 30 June 2005

(EUR millions)

ASSETS	Note	30/06/2005	31/12/2004
Non current assets			
Tangible fixed assets	1	368.2	341.9
Television rights	2	2,006.3	1,996.5
Goodwill and differences arising from consolidation	3	371.9	396.4
Other intangible fixed assets	4	328.8	280.0
Equity investments	5	28.3	30.3
Other financial fixed assets	6	243.1	218.7
Deferred tax assets		270.6	257.2
TOTAL NON CURRENT ASSETS		**3,617.2**	**3,521.0**
Current assets			
Stocks	7	27.0	27.3
Trade receivables	8	1,071.6	914.4
Other receivables and current assets	9	302.8	213.9
Current financial assets	10	69.4	68.9
Cash and cash equivalents	11	345.2	293.7
TOTAL CURRENT ASSETS		**1,816.0**	**1,518.2**
Non current assets available for sale			
TOTAL ASSETS		**5,433.2**	**5,039.2**

MEDIASET GROUP

Consolidated balance sheet at 30 June 2005

(EUR millions)

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	30/06/2005	31/12/2004
Share capital and reserves			
Share capital	12	614.2	614.2
Share premium reserve	13	665.1	739.7
Own shares	14	(20.7)	(17.3)
Other reserves	15	157.4	132.5
Valuation reserve	16	15.6	
Retained earnings (losses)	17	998.9	851.6
Net profit (loss) for the year			549.6
Net profit (loss) for the first six months		426.6	
Group Shareholders' Equity		**2,857.1**	**2,870.3**
Minority interests in net profit (loss)		87.9	53.0
Minority interests in share capital, reserves and retained earnings (losses)		154.6	178.1
Shareholders' equity attributable to minority interests		**242.5**	**231.1**
TOTAL SHAREHOLDERS' EQUITY		**3,099.6**	**3,101.4**
Non current liabilities			
Employee Termination Indemnity	18	109.9	108.4
Deferred tax liabilities		109.3	72.8
Financial liabilities and payables	19	67.7	243.1
Provisions for current risks and charges	20	79.1	75.9
TOTAL NON CURRENT LIABILITIES		**366.0**	**500.2**
Current liabilities			
Financial payables	21	444.4	164.4
Due to suppliers	22	1,042.7	908.2
Provisions for risk and charges	20	58.8	90.0
Due to taxation authorities	23	285.8	62.3
Other financial liabilities	24	22.1	0.4
Other current liabilities	25	113.8	212.3
Non current liabilities available for sale			
TOTAL CURRENT LIABILITIES		**1,967.6**	**1,437.6**
TOTAL LIABILITIES		**2,333.6**	**1,937.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,433.2**	**5,039.2**

MEDIASET GROUP

Consolidated income statement at 30 June 2005

(EUR millions)

INCOME STATEMENT	Note	30/06/2005	30/06/2004
Sales of goods and services	26	1.951,5	1.786,1
Other revenues and income	27	32,8	23,0
TOTAL REVENUES		**1.984,3**	**1.809,1**
Personnel expenses	28	219,7	204,6
Purchases, services, other costs	29	611,6	522,7
Amortisation, depreciation and write-downs	30	398,6	414,9
Impairment of fixed assets		-	-
TOTAL COSTS		**1.229,9**	**1.142,2**
Gains/(Losses) from non current asstes disinvestments		43,1	-
EBIT		**797,5**	**666,9**
Financial losses	31	(59,0)	(28,9)
Financial income	32	52,6	58,7
Income/(expenses) from investments		(2,2)	(8,6)
EBT		**788,9**	**688,0**
Income taxes	33	274,4	261,4
NET PROFIT FROM ONGOING OPERATIONS		**514,5**	**426,6**
Gains/(Losses) from assets available for sale		-	-
NET PROFIT FOR THE PERIOD		**514,5**	**426,6**
Pertaining to:			
- Mediaset Group		426,6	373,6
- Minority Interests		87,9	53,0
Earnings per share:			
- EPS		0,36	0,32
- Diluted EPS		0,36	0,32

MEDIASET GROUP

Cash Flow Statement for the first half of 2005

(EUR millions)

Consolidated cash flow statement	I st half 2005	I st half 2004
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	**747.8**	**658.2**
+ Depreciation and amortisation	398.6	414.9
+ Other provisions and non-cash movements	10.5	16.8
+ Change in working capital	(41.9)	(97.1)
- Interest paid/cashed-in	1.7	(15.9)
- Tax paid	(229.0)	(75.1)
Net cash flow from operating activities [A]	**887.7**	**901.8**
CASH FLOW FROM INVESTING ACTIVITIES:		
Cash-in for fixed assets sales	8.8	2.6
Cash-in for equity investments sales	76.6	24.8
Investments in television rights	(402.1)	(351.0)
(Increase)/Decrease in advances for television rights	(42.3)	34.2
Investments in other fixed assets	(74.5)	(101.8)
Equity investments	(0.4)	(2.7)
(Increase)/Decrease in other financial assets	24.3	10.7
Cash-in/Payments for loans granted to other companies	(29.6)	-
Cashed-in dividends	4.4	2.8
Net cash flow from investing activities [B]	**(434.8)**	**(380.4)**
CASH FLOW FROM FINANCING ACTIVITIES		
Share capital issues	-	-
Change in own shares	(3.2)	(3.1)
Financial liabilities net variation	115.1	(79.9)
Dividends paid	(534.8)	(391.3)
Other financiali assets/liabilities variations	16.3	21.0
Interests cashed-in/paid	5.1	2.7
Net cash flow from financing activities [C]	**(401.5)**	**(450.6)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**51.4**	**70.8**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**293.7**	**318.5**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**345.1**	**389.3**

GRUPPO MEDIASET

Movements in the Shareholders' equity at 30 June 2005

(EUR millions)

	Share capital	Share premium reserve	Legal reserve	Company's own shares	Other reserves	Reserve for financial assets evaluation	Hedging reserve	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 1/1/2004	**614,2**	**739,7**	**87,2**	**-**	**140,6**	**-**	**-**	**1.010,0**	**-**	**2.591,6**
IAS/IFRS First Time Application adjustments	-	-	-	(21,9)	(5,4)	-	-	16,7	-	(10,5)
IAS balance at 1/1/2004	**614,2**	**739,7**	**87,2**	**(21,9)**	**135,2**	**-**	**-**	**1.026,7**	**-**	**2.581,1**
Allocation of 2003 net profit as per GM resolution of 27/04/2004	-	-	8,8	-	(104,8)	-	-	96,0	-	-
Dividends paid as per GM resolution of 27/04/2004	-	-	-	-	-	-	-	(271,3)	-	(271,3)
Changes in the consolidation area	-	-	-	-	-	-	-	0,1	-	0,1
Stock Option Plans valuation	-	-	-	-	2,4	-	-	-	-	2,4
Profit/(losses) from negotiation of own shares	-	-	-	-	1,1	-	-	-	-	1,1
Purchase/Sale of own shares	-	-	-	7,2	-	-	-	-	-	7,2
Other changes	-	-	-	-	0,2	-	-	(4,9)	-	(4,7)
Profit (loss) for the 1st half of 2004	-	-	-	-	-	-	-	-	373,6	373,6
IAS balance at 30/06/2004	**614,2**	**739,7**	**96,0**	**(14,7)**	**34,1**	**-**	**-**	**846,6**	**373,6**	**2.689,5**
IAS balance at 31/12/2004	**614,2**	**739,7**	**96,0**	**(17,3)**	**36,5**	**-**	**-**	**851,6**	**549,6**	**2.870,3**
IAS 39 adoption effects on opening balance	-	-	-	-	-	(0,7)	(6,1)	3,0	-	(3,7)
Allocation of 2004 net profit as per GM resolution of 29/04/2005	-		26,9	-	0,9	-	-	521,8	(549,6)	-
Dividends paid as per GM resolution of 29/04/2005		(74,6)			-			(374,2)		(448,8)
Unrealised foreign exchange gains reserve					3,3			(3,3)		
Stock Option Plans valuation	-	-	-	-	4,5	-	-	-	-	4,5
Financial assets recorded in shareholders'								-	-	-
equity valuation	-	-	-	-	-	0,1	10,2	-	-	10,3
Profit/(losses) from negotiation of own shares	-	-	-	-	1,3	-	-	-	-	1,3
Purchase/Sale of own shares	-	-	-	(3,4)		-	-	-	-	(3,4)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	426,6	426,6
IAS balance at 30/06/2005	**614,2**	**665,1**	**122,9**	**(20,7)**	**46,5**	**(0,6)**	**4,1**	**998,9**	**426,6**	**2.857,1**

ACCOUNTING STANDARDS AND VALUATION CRITERIA

DECLARATION OF CONFORMITY

This Report on the balance sheet and income statement situation at 30 June 2005, submitted for limited review by Independent Auditors, was drafted in compliance with the assessment and measurement criteria specified in the IAS/IFRS international accounting standards defined by the International Accounting Standard Board (IASB) and in compliance with the interpretation principles (IFRIC) adopted by the European Commission according to the procedure included in (EC) Regulations no. 1606/2002 of the European Parliament and the European Council on 19 July 2002.

It should also be noted that these standards may not correspond to that established in the IFRS standards applicable at 31 December 2005 as a consequence of future orientation of the European Commission on the homologation of international accounting standards or as a result of new statements by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

The accounting tables and the notes to the consolidated financial statements included in the Half Year Report were prepared in compliance with the international standard IAS 34 (Interim financial reporting), as required by the provisions introduced by Consob for Interim financial reporting with the Consob Resolution no. 14990 of 14 April 2005.

In the Half Year Report figures are compared, as far as the income statement is concerned, with the consolidated financial statements of the same period of the previous year and, as far as the balance sheet is concerned, with the consolidated balance sheet at 31 December of the previous year drafted adopting comparative criteria.

The Half Year Report includes the mandatory summaries of Consolidated accounting tables (income statement, balance sheet, movements in the shareholders' equity and cash flow statement) with their explanatory notes. The summary of the income statement was drafted in compliance with the minimum contents required by IAS 1 – Presentation of financial statements – with attribution of costs by nature; the Balance Sheet was prepared with a layout highlighting "current/not current" assets and liabilities whereas the cash flow statement was presented according to the indirect method.

It should be noted that the contents of this Report cannot be assimilated to those of complete financial statements drafted according to that established by IAS 1.

In the Appendix "Transition to the international accounting standards (IAS/IFRS)" the reconciliation is specified between the situation presented according to the new standards and the situation based on the accounting standards previously adopted with respect to the Income Statement and the Balance Sheet in the first half of 2004, illustrated by explanatory notes. The Mediaset Group appointed the auditing firm Deloitte & Touche S.p.A. for a limited review to check these reconciliation tables. It should also be noted that the standards IAS/IFRS 32 and 39 were applied starting from 1 January 2005, which was an option provided by IFRS 1.

As for the reconciliation and related explanatory notes as established in IFRS - *First-time adoption of IFRS* – referring to 1 January 2004 and 31 December 2004, already presented in the Report on Operations at 31 March 2005, reference shall be made to this document.

Finally, the statutory accounting tables of the parent company Mediaset S.p.A. were prepared in compliance with the Italian law currently applicable to financial statements and with the Consob Resolution no. 11971 of 14 May 1999 and subsequent modifications, specifying the pre-tax operating profit.

The items of the consolidated financial statements, considering their amounts, are denominated in EUR million.

CONSOLIDATION METHODS

The consolidated financial statements include Mediaset S.p.A.'s financial statements as well as the financial statements of the Italian and foreign companies on which Mediaset S.p.A. is entitled to exercise its control either directly or indirectly, having the power of determining financial and strategic decisions as well as obtaining the relevant benefits.

The companies Mediaset Ireland Ltd. (which is being wound-up) and International Media Service Ltd. are not consolidated on a line-by-line basis, but rather at cost, even though they are controlled either directly or indirectly by Mediaset S.p.A., since their operations are negligible.

The assets and liabilities, charges and income of the companies consolidated with the global line-by-line method are completely integrated in the consolidated financial statements. The book value of equity investments is eliminated and replaced by the portion of the shareholders' equity of the subsidiary companies, attributing to the single items in

assets and liabilities their value at the date when control was acquired. Any residual positive difference is recorded as "Goodwill and difference arising from consolidation" in non current assets. Any negative difference is recorded in the income statement.

All unrealised inter-company receivables and payables, expenses and revenues and profits and losses are eliminated.

Minority interests in the shareholders' equity and the results for the year of consolidated companies are reported separately with respect to the shareholders' equity of the Group.

Investments in related companies and joint-ventures

According to standard IAS 28, a related company is a company on which the Group can exert a significant influence, but neither control nor joint control, by taking part in the decision process on its financial and operational policies.

Conversely, according to IAS 31, a *joint-venture* is a contractual agreement through which a group starts an economic business submitted to joint control with other participants.

By joint control we mean sharing by virtue of an agreement the control over an economic business and this only exists when the strategic-financial and operational decisions of the business require the unanimous agreements of the parties that share the control.

The accounting situation of related companies and companies submitted to joint control is recorded in the consolidated financial statements according to the equity method.

VALUATION CRITERIA

The most significant criteria that were used in preparing the Half Year Report at 30 June 2005 and that are to be adopted in drafting the 2005 consolidated financial statements are detailed below.

The generally accepted criterion adopted to record assets and liabilities is that of historic cost, except for a few financial instruments to which the fair value principle is applied in compliance with IAS 39.

Non current assets

Tangible fixed assets

Plant, machinery, equipment, buildings and land are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, costs for dismantling and the direct costs that are needed to make the asset available for use. These tangible fixed assets, with the exception of land not submitted to depreciation, are systematically depreciated in each accounting period using constant economic-technical depreciation rates which are determined in relation to the remaining potential use of the assets.

Depreciation is calculated, at constant rates, on the cost of assets net of their residual values (if significant) as a function of their estimated useful life by applying the following depreciation rates:

- Buildings	2% -3%
- Plant and machinery	10 - 20%
- Light construction and equipment	5% - 16%
- Office furniture and equipment	8% - 20%
- Motor vehicles	10% - 25%

Whether their value can be recovered or not is assessed using the criteria established by IAS 36 and presented in the paragraph "Value loss of assets".

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

The costs that can be capitalised for improvements to leased assets are attributed to the related assets and depreciated in the lower period between the residual duration of the rental agreement and the residual useful life of the improvement itself.

If the single components of a complex tangible fixed asset are characterised by different useful lives, these are recorded separately so that they can be depreciated in line with their duration ("*component approach*").

More specifically, under this standard, the value of land must be separated from that of the building constructed on it, and only the building can be subject to depreciation.

The profits and losses deriving from asset transfers or disposals are calculated as the difference between sales revenues and the net book value of the asset and are recorded in the income statement.

Leases

The assets purchased through finance leasing agreements are recorded in tangible fixed assets and a financial payable for the same amount should be recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of capital quotas included in the leases envisaged by the contracts, while the value of the asset recorded in tangible fixed assets is depreciated on a straight line-basis according to the economical-technical life of the asset, or -- if this is lower, according to the expiry date of the lease contract.

The costs for rentals due to operational leases are recorded on straight line basis over the lease term.

Government Grants

The government grants s obtained for investing in plants are recorded in the income statement during the period which is necessary to refer them to the related costs and treat them as deferred income.

Intangible fixed assets

Intangible fixed assets are assets with no identifiable physical consistence, controlled by the company and able to produce future economic benefits. They also include the goodwill, when this is obtained against payment.

They are recorded at purchase or production cost, including ancillary charges according to the same criteria as specified for tangible fixed assets.

In the event of purchased intangible fixed assets for which availability for use and related payments are deferred beyond normal periods, the purchase value and the related payable are discounted by including the implicit financial charges into the original price.

The **internally generated intangible assets** are recorded in the income statement in the period in which they occurred, if they refer to research costs.

Development costs, mainly referring to software, are capitalised and depreciated on a straight line basis throughout the useful life of the assets, on condition that they are identifiable, that their cost can be reliably defined and that the asset will very likely produce future economic profits.

Assets with a defined useful life are systematically amortised from the moment when the asset is available for use throughout the period of its estimated utility; the recoverability of their value is assessed according to the criteria established in IAS 36 and presented in the section below.

The same criterion is also used for multiyear licences referring to ***television rights*** which are amortised on a straight-line basis, unless another criterion can be used that can reasonably and reliably reflect the relationship between costs, audience share and advertising sales.

More specifically, the library of television rights available for broadcasting on several networks is usually amortised on a straight-line basis and the calculation is based on the contract duration and, in any case, for a period no longer than 120 months. This method reflects greater opportunities to exploit television rights, partly considering the difficulties deriving from identifying objective relations between advertising sales and the amortisation of television rights. Independently of the already booked amortisation, when rights are contractually exhausted, their residual value is entirely expensed.

The rights referring to sports, news and entertainment programmes are almost entirely depreciated (90%) in the effective year of the right and the residual quota is attributed to costs in the following year: rights referring to long series drama are depreciated by 70% in the first 12 months from their availability and by the remaining 30% in the following months.

As to the library of television rights available for broadcasting on a single network, the amortization criterion used is usually decreasing and related to the number of broadcasts contractually still available and to their actual broadcasts.

The rights acquired for sports events for pay per view services in digital terrestrial television are depreciated 100% when the event is broadcast.

The costs for the **right of use of television frequencies** intended for the digital terrestrial television network owned by third parties in compliance with the current law, can be amortized at constant rates according to the expected useful life starting from the moment when the service is activated. Starting from this year, the expiry date of the period of amortization, which was previously 31 December 2006 (a date corresponding to the end of the temporary period established for digital experimenting), is postponed to 31 December 2018 in order to take into account the 12-year period of validity of individual licences per network operator, starting from the conventionally established release date on 31 December 2006. This licence will be released based on the coverage achieved by the current digital broadcasters (not less than 50% of the population) by assessing the results of the experimentation made according to the current laws (L.112/04) and regulations (Del. 435/01). We believe that this period is more consistent with the future use of the investments made by the Group that this year, as already explained in the Report on Operations, has substantially completed its digital network facilities bringing coverage of the first multiplex system up to 80% of the population and purchasing a second digital multiplex during the third quarter.

The impact of this change is detailed below in Note 4 "Other intangible fixed assets".

Goodwill, differences arising from consolidation and **other assets with indefinite useful life or not available for use** are not subject to systematic amortization; they are rather submitted to an impairment test at the level of the cash generating unit to which the corporate management attributes the goodwill. Write-downs, if any, are not subject to subsequent reversal.

The goodwill arising from the acquisition of a subsidiary company, a business unit or a joint-venture is the surplus between the acquisition cost and the percentage attributable to the Group of the fair value of the assets, liabilities and potential liabilities identifiable of the unit acquired at the date of acquisition.

Should the stakes in a subsidiary company or joint venture be disposed of, the residual amount of the related goodwill is included in the capital gains or losses deriving from the disposal.

The goodwill arising from acquisitions occurred before the date of transition to IFRS is maintained at values calculated according to Italian accounting standards and submitted to *impairment* test on that date.

Value loss of assets

As previously commented, the Management of the Mediaset Group periodically reassesses the book value of tangible and intangible assets. IAS/IFRS international standards require to assess value losses ("*impairments*") in tangible and intangible fixed assets when indicators are present that suggest that this problem may exist. With respect to the goodwill of intangible assets with indefinite useful life and assets not available for use, this valuation must be performed at least on a yearly basis, usually in the annual financial statements and whenever a possible value loss is expected.

The recoverability of the amounts recorded is assessed by comparing the book value in the financial statements and the higher value between the net selling price (if an active market exists) and the usage value of the asset.

The usage value is defined based on the discounting of expected cash flows from the use of the asset (or from an aggregation of assets – the so-called *cash generating units)* and its disposal at the end of its useful life. Cash generating units have been identified consistently with the organisational and business structure of the Group, as homogenous aggregations that generate independent incoming cash flows deriving from the constant use of the assets that can be attributed to them.

Equity investments in joint-ventures

As established by IAS 31, **equity investments in joint-ventures** are recorded using the equity method. The equity method is also used for related equity investments. The risk deriving from losses exceeding the shareholders' equity has been taken into consideration by creating special provisions for risks since the parent company is bound by legal or implicit obligations with respect to the subsidiary companies and, in any case, it is obliged to cover their losses.

The goodwill included in equity investments is subject to an impairment test carried out on an annual basis as specified above.

Non current financial assets

Equity investments other than equity investments in related companies or joint-ventures are recorded in non current assets in the item "*other financial assets*" and are valued – as established by IAS 39 for financial assets "*Available for sale*" - at fair value (or, in case, at cost when the fair value cannot be reliably determined), attributing valuation effects (until the asset is realised and with the exception of the event in which permanent impairments of value have occurred) to a special reserve in the shareholders' equity and liability.

In the event of *impairment* , the cost is booked in the income statement; the original value is restored the following years, if the conditions that have determined the depreciation no longer apply

The risk deriving from losses exceeding the shareholders' equity has been taken into consideration by creating special provisions for risks since the parent company is bound by legal or implicit obligations with respect to the subsidiary companies and, in any case, it is obliged to cover their losses.

Among financial assets available for sale, there are also financial investments not held for negotiation purposes, valued according to the already mentioned rules which apply to assets "*available for sale*" and the financial receivables for the quota that can be recovered after 12 months.

Current assets

Inventories

Inventories are booked at the lower of purchase cost and production cost, including ancillary charges (FIFO method) and the estimated realisable value that can be inferred by the market trend.

Receivables

Receivables are booked at their fair value that corresponds to their estimated realisable value and they are write down in case of impairment; receivables denominated in non-EMU currencies are valued at the exchange rate applicable at the end of the period according to the European Central Bank.

Transfer of receivables

The recognition of receivables definitively transferred is ruled by the criteria established in IAS 39 for the *derecognition* of financial assets.

Current financial assets

Financial assets are booked and derecognized from the financial statements according to their date of negotiation and they are initially valued at cost, including the charges directly attributable to their acquisition.

At the subsequent reporting dates, financial assets to be held until they expire are valued at amortized cost according to a method based on the calculation of the actual interest rate, net of impairment occurred to reflect value losses.

Financial assets other than those held until they expire are classified as held for negotiation purposes or available for sale and are booked at fair value in each period with the allocation of their effect respectively to the income statement in the item "Financial income/(charges)" or in a special reserve in the shareholders' equity and liabilities, in this case until they are realised or suffer an impairment of value.

Cash and cash equivalents

This item includes liquid funds, bank current accounts, deposits to be repaid on demand and other short-term financial investments characterised by high liquidity that can be promptly converted into cash with a limited risk of value variation.

Current assets

Own shares

Own share are booked at cost and deducted from shareholders' equity. All the profits and losses deriving from negotiation of own shares are recorded in a special reserve in shareholders' equity and liabilities

Non current liabilities

Employee benefits

Post-employment plans

The employee termination indemnity can be classified as a "post-employment benefit", of the "defined benefit plan" kind, whose already accrued amount must be projected to estimate the amount to pay when terminating the work relationship and subsequently discounted using the "projected unit credit method". This actuarial method is based on demographic and financial suppositions, to make a reasonable estimate of the amount of benefits that each employee has already accrued as a result of working.

According to the actuarial valuation, the item "personnel expenses" of the income statement includes the current service cost that is the amount of rights accrued during the year by employees and the item "financial income / (charges)" includes the interest cost which is the nominal charge that the company would bear by securing a market loan for an amount corresponding to the employee termination benefits.

Actuarial profits and losses accrued up to the previous year that reflect the effects deriving from changes in the actuarial suppositions made are recorded pro-quota in the income statement for the remaining average working life of employees as long as the net value not recorded at the end of the year exceeds 10% of liabilities (the so-called corridor method).

Share based payments: stock options

The Group, in compliance with the provisions of IFRS 2, classifies Stock Options as "shared-based payments" and for the so-called "*equity-settled*" category, that is the category where a physical delivery of stocks is envisaged, it establishes that they should booked at fair value of the stock option rights issued at their allocation date, that they

should be considered as personnel expenses to be distributed line-by-line throughout the *vesting period* and that a special reserve should be recorded in shareholders's equity and liabilities. This allocation is made based on the estimated rights that will actually accrue for the employees entitled to them, considering the conditions for their use which is not based on the market value of rights.

The fair value is calculated using the "binomial" model.

In accordance with temporary standards, this criterion was applied to all allocations made after 7 November 2002 which had not accrued at 1 January 2005.

Payables

Payables are stated at face value; those in non-EMU currencies have been valued using the exchange rate at the end of the period, as determined by the European Central Bank

Provisions for risks and charges

Provisions for risks and charges are costs or charges that have a specific nature, that are certain or probable and that at the closing date of the year present an uncertain amount or an uncertain date. They are exclusively allocated as a result of a current obligation or an obligation that follows past events, which can be of a legal or contractual type or derive from corporate declarations or conducts that determine expectations in the people involved (implicit obligations).

Provisions are recorded at a value representing the best estimate of the amount that the company would pay to extinguish that obligation; when they are significant and the payment dates can be reliably estimated, provisions are booked in the financial statements at current values with allocation of the charges deriving from the time passed to the item "Financial income / (charges)" of the income statement.

Non current financial liabilities

Liabilities are stated at amortised cost, using the method based on the calculation of effective interest rates.

Revenue recognition

Revenues from sales and services are recognised when important risks and advantages deriving from ownership or service performance are actually transferred.

More specifically, the main revenues of the Group are recognised as follows:

- For advertising, at the time the advert or commercial appears; revenues from advertising sales against goods (and therefore the cost of goods) are adjusted in order to consider the estimated realisable value of goods;
- For goods, when they are shipped or delivered. If a right is rented or sub-licensed – also for limited exploitation periods that imply the transfer to the licensee of the control over operations – revenues are entirely recognised from the date when the right is transferred;
- Distributors' amounts deriving from the sale of prepaid cards that make it possible to watch programmes in pay per view are distributed according to the residual duration of the prepaid cards sold. Similarly, also direct costs are distributed throughout this duration period.

Revenues are booked net of returns, discounts, bonuses and premiums, as well as net of directly connected taxes.

Income taxes

Current income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated according to current tax rates and under existing legislation or substantially approved at the closing date of the period in each country, considering available exemptions and tax credits due.

Advanced and deferred taxes are calculated on the temporary difference between the value attributed to assets and liabilities in the financial statements and the corresponding value recognised for tax purposes, based on the tax rates applicable when temporary differences are cancelled. When the results are directly recognised in shareholders' equity and liabilities, current taxes, assets due to advanced taxes and liabilities due to deferred taxes are also recorded in shareholders' equity and liabilities.

Deferred tax assets and liabilities are offset when a legal right is granted to offset current tax assets and liabilities and when they refer to taxes due to the same Tax Authority and the Group intends to pay current assets and liabilities on a net basis.

Dividends

Dividends are booked in the accounting period in which their payout is decided.

Earnings per share

Earnings per share is calculated by referring the net profit of the Group to the average weighted number of shares circulating in the period. Diluted profit per share is obtained by considering the number of circulating shares and the potential diluting effect arising from the allocation of own shares to the beneficiaries of already matured Stock Option Plans, for which no share capital increase has been envisaged.

Derivative instruments and Hedge Accounting

The Mediaset Group is exposed to financial risks which are mainly due to changes in exchange rates for the purchase of television rights denominated in non-EURO currencies and to changes in interest rates for multiyear financing agreements stipulated at variable rates.

The Group makes use of derivative instruments (mainly forward contracts on currencies and options) to hedge the risks deriving from variations in foreign currencies with respect to both highly probable future commitments and payables due to purchases already made.

Derivative instruments are current financial assets and liabilities, booked at fair value. Booking methods vary according to whether or not they are considered as hedge instruments according to the requirements of IAS 39.

More specifically, Mediaset considers as hedge instruments that can activate *hedge accounting* the instruments that hedge currency exposures connected to commitments for future purchase of television rights denominated in foreign currency (*forecast transactions*) and the instruments that hedge exchange risk changes, for which formal documentation is available on both the relation between the derivative and the object being hedged and the high probability / effectiveness related to the event being hedged. These operations are therefore booked by activating a *cash flow hedge* accounting, according to which the effective portion of the value change of the derivative activates a reserve in shareholders' equity and liabilities, that can be used to subsequently adjust – with respect to rights – the accounting value of the asset (*basis adjustment*).

The changes in fair value of derivatives activated for financial hedging purposes that hedge the risk of fair value changes in the items recorded in the financial statements that do not meet the requirements to be considered as hedge are recorded in "financial income and/or charges" in the income statement.

It should also be noted that we took advantage of the option not to apply IAS 32 and 39 standards to the year 2004.

Cash flow statement

The cash flow statement was presented based on the indirect method according to which earnings before taxes are adjusted to the effect of non monetary operations, to any form of deferral or provisions for previous or future operational receivables or payables as well as to income or charges connected with the financial flows deriving from investment or financial operations. Investments in television rights and the change in amounts anticipated for future purchases of rights are included in the item *investment operations*. The income and charges related to cash flow hedge operations for the payment in foreign currencies of television rights are classified consistently with the element hedged in the item *flows deriving from operations*. The income and charges related to medium-long term financing operations and related hedge instruments, as well as the dividends paid out are booked in the item *financing operations*.

Changes in accounting estimates

Pursuant to IAS 8, these are recorded prospectively in the income statement starting from the year when they are adopted.

ANALYSIS OF RESULTS AND SEGMENT REPORTING

The analysis of the income statement and of the consolidated financial and balance sheet situation presented below was performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the results of the two geographical regions of the Group, Italy and Spain, considered as "primary sectors" and by supplying the most important figures required by business, identified as "secondary sectors". For greater clarity, the income statement and a summary of the Group's balance sheet are also provided.

Economic results

As established, below are presented both the cumulative figures of the period and the figures referring to the reference interim period (second quarter) as well as related comparative figures for the corresponding interim periods (both cumulative and reference) of the previous year. It should be noted that the figures of the second quarter have not been audited.

The income statement includes not only the minimum contents expressly required by the standard, but also the interim results which are usually reported, also highlighting the cost and revenue components of EBIT which are generated by the disposal of consolidated stakes that, due to the type of operation and the amount, are to be considered as non recurrent. The economic result of the period is also presented net of income taxes according to the criteria specified in IAS 34, using the tax rate that will most likely be applicable at the closure of the current fiscal year.

(EUR millions)

Mediaset Group: Reclassified income statement summary

	1st half 2005	1st half 2004	2nd quarter 2005 (*)	2nd quarter 2004 (*)
Total consolidated net revenues	**1,984.3**	**1,809.1**	**1,072.2**	**960.8**
Personnel expenses	219.7	204.6	110.1	103.2
Purchases, services, other costs	611.6	522.7	314.7	266.5
Operating costs	**831.3**	**727.3**	**424.7**	**369.8**
EBITDA	**1,153.0**	**1,081.8**	**647.4**	**591.2**
Amortisations, depreciation and write-downs	398.6	414.9	193.9	208.1
Operating profit	**754.5**	**666.9**	**453.5**	**383.0**
Gain/(Losses) from Equity disinvestments	43.1	-	-	-
EBIT	**797.5**	**666.9**	**453.5**	**383.0**
Financial income/(losses)	(6.4)	29.8	(6.7)	28.2
Income/(expenses) from investments	(2.2)	(8.6)	(1.2)	(6.5)
EBT	**788.9**	**688.0**	**445.7**	**404.7**
Income taxes	(274.4)	(261.4)	162.2	(154.5)
Net profit from ongoing operations	**514.5**	**426.6**	**283.5**	**250.2**
Net profit from discontinuous operations	-	-	-	-
Loss/(Profit) pertaining to minority interests	(87.9)	(53.0)	(55.6)	(33.5)
Mediaset Group net profit	**426.6**	**373.6**	**227.9**	**216.7**

(*): 2nd quarter data have not been audited

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

2004 full year		1st half 2005	1st half 2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.7%	Operating costs	41.9%	40.2%
57.3%	EBITDA	58.1%	59.8%
25.6%	Amortisation, depreciation and write-downs	20.1%	22.9%
31.8%	**Operating profit**	**38.0%**	**36.9%**
31.8%	**EBIT**	**40.2%**	**36.9%**
30.5%	**EBT**	**39.8%**	**38.0%**
16.0%	**Mediaset Group net profit**	**21.5%**	**20.7%**
37.6%	Tax rate (EBT %)	34.8%	38.0%

In particular, it should be noted that, due to the seasonal character of the Group's core business, with a greater concentration of advertising sales in the first part of the year, the Group's profitability at 30 June in both businesses is not necessarily symptomatic of the expected profitability on a yearly basis, as already shown in the evolution of 2004.

In order to briefly show the contributions that the Group's operations in the two geographical areas gave to the Group's results, the income statement of operations in Italy was presented net of the amount of dividends received from Gestevision Telecinco.

ANALYSIS OF RESULTS BY GEOGRAPHICAL AREA: ITALY

Below is a summary of the income statement of the Mediaset Group referring to Italian operations:

(EUR millions)

Italy: Reclassified income statement summary	1st half 2005	1st half 2004	2nd quarter 2005 (*)	2nd quarter 2004 (*)
Total consolidated net revenues	**1,475.3**	**1,405.0**	**776.4**	**730.0**
Personnel expenses	183.6	170.1	90.6	84.7
Purchases, services, other costs	471.2	392.4	239.0	195.7
Operating costs	**654.8**	**562.5**	**329.5**	**280.5**
EBITDA	**820.5**	**842.6**	**446.8**	**449.5**
Amortisation, depreciation and write-downs	322.7	336.5	156.8	170.5
Operating profit	**497.9**	**506.1**	**290.1**	**279.1**
Gains/(Losses) from Equity disinvestments	40.9	-	-	-
EBIT	**538.8**	**506.1**	**290.1**	**279.1**
Financial income/(losses)	(8.8)	27.9	(7.8)	27.5
Income/(expenses) from investments	(2.7)	(9.1)	(1.5)	(6.8)
EBT	**527.3**	**524.8**	**280.8**	**299.7**
Income taxes	(190.8)	(208.5)	(108.6)	(119.1)
Net profit from ongoing operations	**336.5**	**316.3**	**172.3**	**180.6**
Net profit from discontinuous operations	-	-	-	-
Loss/(Profit) pertaining to minority interests	(0.2)	(0.3)	(0.2)	(0.3)
Mediaset Group net profit	**336.3**	**316.0**	**172.1**	**180.4**

(*): 2nd quarter data have not been audited

The figures pertaining to the second quarter were obtained by reclassifying the revenues and costs of the first quarter in order to make the presentation used homogeneous in the six months with reference to net revenues from transfer of rights.

The percentage impact on consolidated net revenues of some significant items of the income statement is specified below:

2004 full year		1st half 2005	1st half 2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.8%	Operating costs	44.4%	40.0%
57.2%	EBITDA	55.6%	60.0%
27.1%	Amortisation, depreciation and write-downs	21.9%	24.0%
30.1%	**Operating profit**	**33.7%**	**36.0%**
30.1%	**EBIT**	**36.5%**	**36.0%**
28.2%	**EBT**	**35.7%**	**37.4%**
16.6%	**Mediaset Group net profit**	**22.8%**	**22.5%**
41.1%	Tax rate (EBT %)	36.2%	39.7%

Here follows a description of the contribution to EBIT of Italian operations in the ***businesses*** that have been identified, in accordance to IAS 14, considering their importance and the organisational and business structure of the Group. The businesses identified are:

- ***Free To Air commercial television***: the Group's traditional core business, it includes the television operations of the three nationwide networks currently broadcast analogically, the activities linked to the non-encrypted proprietary channels broadcast through digital terrestrial technologies (currently Boing) and

the operations associated with the development of a digital terrestrial broadcasting platform and its interactive applications;

- **pay per view** television operations, relating to *Mediaset Premium* that was launched at the beginning of 2005;
- **other ancillary business areas** completing the core business (new media, thematic channels, other advertising concessions, television sales).

(EUR millions)

	FREE TO AIR TV		Pay per View		Other		TOTAL	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenues	1,414.7	1,359.0	21.5	-	39.1	46.0	1,475.3	1,405.0
Total Revenues %	*95.9%*	*96.7%*	*1.5%*	-	*2.7%*	*3.3%*	*100.0%*	*100.0%*
Operating Costs	595.9	521.6	25.9	-	33.0	40.9	654.8	562.5
EBITDA	**818.8**	**837.4**	**(4.4)**	-	**6.1**	**5.1**	**820.5**	**842.6**
Amortisation, depreciation and write-downs	314.8	331.1	3.7	-	4.2	5.4	322.7	336.5
EBIT	**504.0**	**506.3**	**(8.1)**	-	**1.9**	**(0.3)**	**497.9**	**506.1**
Revenues %	***35.6%***	***37.3%***	***-37.7%***	-	***4.9%***	***-0.7%***	***33.7%***	***36.0%***

Net revenues

1st half 2005	1,475.3
1st half 2004	1,405.0
% Growth	5.0%

Consolidated net revenues from Italian operations recorded a EUR 70.3 million increase in the first half of 2005 over the same period of the previous year.

This change is not only due to increased television advertising sales, but also to increased net revenues from pay per view digital television operations, that did not exist in 2004, as shown in the following table:

(EUR millions)

	1st half 2005	**1st half 2004**
Mediaset Networks gross advertising revenues	1,598.2	1,541.9
Other revenues from television operations	41.0	38.5
Agency discounts	(237.6)	(229.2)
Analogue Commercial TV	**1,401.6**	**1,351.2**
Digital Multichannel	**2.1**	**-**
Digital Terrestrial Television (DTT)	**11.0**	**7.8**
TOTAL FREE TO AIR TV	**1,414.7**	**1,359.0**
Pay per View	**21.5**	**-**
Net revenues from non-television operations	**39.1**	**46.0**
TOTAL ITALY CONSOLIDATED NET REVENUES	**1,475.3**	**1,405.0**

More specifically, revenues from ***free to air*** television operations can be detailed as follows:

- ***gross advertising revenues*** from **Mediaset networsk,** totalling EUR **1,598.2** million, recorded an increase of EUR 56.3 million, **3,7%** up on the same period of the previous year. In particular, in the second quarter, this increase recorded + 5.7%, compared to a growth in the first three months of the year totalling +1.5%;
- ***other revenues from television operations*** recorded an increase totalling EUR 2.5 million over the same period of the previous year;
- ***revenues from digital terrestrial television***, mainly deriving from the Group's activity as *network operator*, recorded a EUR 3.2 million increase.

As for ***pay per view television operations,*** the first quarter of 2005 was characterised by the launch of the commercial offer known as *Mediaset Premium*. This generated revenues of EUR 15.2 million from the sale of prepaid cards. In the same period, net revenues totalling EUR 4.8 million were recorded from the transfer of *ADSL* use

referring to the broadcasting rights of the football matches of the second part of 2005 Italian Football Championship and the 2005-2006 and 2006-2007 seasons.

Decreased ***net revenues from non television operations*** were generated by television sales that, in the first six months of 2004, recorded high sales volumes mainly deriving from the launch of the sale of interactive set-top-boxes and by advertising sales both internationally and on media other than television. Since revenues decreased, all these operations also recorded a significant drop in costs in the first half of 2005 compared to the first six months 2004, thus generating a positive margin.

Operating Costs

1st half 2005	654.8
1st half 2004	562.5
% Growth	16.4%

The operating costs of Italian operations showed an increase of EUR 92.3 million over 2004. The main elements in operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

Personnel Expenses

1st half 2005	183.6
1st half 2004	170.1
% Growth	7.9%

The change in personnel expenses, totalling EUR 13.5 million, with respect to the first half of 2004, is mainly the result of the increase in the average number of staff resulting from higher production volume required by television operations, as well as of higher costs resulting from the operations dedicated to *pay per view* television, a business unit that, as was already pointed out, was not present in 2004.
In the tables below, the effective and average workforce in the first half year of 2005 and 2004 are illustrated:

31/12/2004	**Number of employees (including temporary staff)**	**30/06/2005**	**30/06/2004**
313	Managers	320	314
335	Journalists	347	322
682	Middle managers	699	679
3,129	Office workers	3,117	3,072
4,459	**Total**	**4,483**	**4,387**

2004 full year	**Average workforce (including temporary staff)**	**1st half 2005**	**1st half 2004**
313	Managers	314	314
331	Journalists	345	331
666	Middle managers	687	663
3,105	Office workers	3,139	3,089
4,415	**Total**	**4,485**	**4,398**

Purchases, services and other costs

1st half 2005	471.2
1st half 2004	392.4
% Growth	20.1%

The item purchases, services and other costs showed an increase of EUR 78.8 million in the first half of 2005 over the same period of the previous year.

The increase can be attributed for EUR 74.3 million to ***operating costs of Free To Air television operations***, EUR 60.3 million of which regarding analogue television operations for the significant production commitment required by the programme schedules of the three networks in the first part of the year compared to that in the same period of the previous year.

Overall television costs regarding analogue networks, also including elements connected to the cost of labour and the amortisation of television rights and other intangible assets, show a 6.2% increase over the same period of the previous year. The situation of television costs is however destined to progressively decline during the remaining part of the year, and will return to lower growth rates on a yearly basis.

The remaining change can be attributed, for EUR 18.0 million, to the partly variable costs incurred for the start in this period of **Mediaset Premium** operations while, as has already been mentioned, the mainly variable costs of some **non television operations** show a reduction of EUR 7.9 million.

EBITDA

1st half 2005	820.5
1st half 2004	842.6
% Growth	-2.6%

EBITDA recorded a decrease of EUR –22.1 million; the percentage impact on net revenues went from 60.0% in the first half of 2004 to 55.6% in the first half of 2005.

EBIT Italian Operations

1st half 2005	538.8
1st half 2004	506.1
% Growth	6.5%

EBIT regarding Italian operations recorded in the first half of 2005 a decrease of EUR –8.2 million over the same period of the previous year. This change can be attributed to the previously commented trends of operating revenues and costs while overall amortisation, depreciation and write-downs showed a reduction of EUR –13.8 million, associated with lower amortisation of entertainment rights. As a result of the capital gain of EUR 40.9 million achieved for the sale of the 1.9% stake held in Telecinco, the EBIT of Italian operations amounted to EUR 538.8 million, growing EUR 32.7 million over the same period of the previous year. The **percentage impact of EBIT** on consolidated net revenues went from 36.0% in the first half of 2004 to 36.5% in the first half of 2005.

ANALYSIS OF RESULTS BY GEOGRAPHICAL AREA: SPAIN

Here follows the income statement referring to Spanish operations, which correspond to the consolidated figures of the Telecinco Group.

(EUR millions)

Spain: Reclassified income statement summary	1st half 2005	1st half 2004	2nd quarter 2005 (*)	2nd quarter 2004 (*)
Total consolidated net revenues	**509.0**	**404.7**	**295.7**	**231.5**
Personnel expenses	36.1	34.4	19.4	18.4
Purchases, services, other costs	140.4	131.0	75.7	71.5
Operating costs	**176.5**	**165.4**	**95.1**	**89.9**
EBITDA	**332.5**	**239.2**	**200.6**	**141.6**
Amortisation, depreciation and write-downs	75.9	78.4	37.1	37.6
Operating profit	**256.6**	**160.8**	**163.6**	**104.0**
Gains/(Losses) from Equity disinvestments	-	-	-	-
EBIT	**256.6**	**160.8**	**163.6**	**104.0**
Financial income/(losses)	2.4	1.9	1.1	0.7
Income/(expenses) from investments	0.5	0.5	0.3	0.3
EBT	**259.5**	**163.2**	**164.9**	**105.1**
Income taxes	(83.6)	(52.9)	(53.6)	(35.4)
Net profit from ongoing operations	**175.9**	**110.3**	**111.3**	**69.7**
Net profit from discontinuous operations	-	-	-	-
Loss/(Profit) pertaining to minority interests	-	-	-	-
Mediaset Group net profit	**175.9**	**110.3**	**111.3**	**69.7**

(*): 2nd quarter data have not been audited

In the table below, we detail the percentage impact on consolidated net revenues of a few significant items of income statement referring to Spanish operations.

2004 full year		1st half 2005	1st half 2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.3%	Operating costs	34.7%	40.9%
57.7%	EBITDA	65.3%	59.1%
20.5%	Amortisation, depreciation and write-downs	14.9%	19.4%
37.2%	**EBIT**	**50.4%**	**39.7%**
38.0%	**EBT**	**51.0%**	**40.3%**
27.0%	**Telecinco net profit**	**34.6%**	**27.3%**
29.0%	Tax rate (EBT %)	32.2%	32.4%

Net Revenues

1st half 2005	509.0
1st half 2004	404.7
% Growth	25.8%

In the first half of 2005, the consolidated net revenues generated by the Telecinco Group increased by EUR 104.3 million, over the same period of the previous year.

The table below details the revenues of the Telecinco Group highlighting its most significant items:

(EUR millions)

	1st half 2005	1st half 2004
Revenues from the sale of commercials	438.5	355.0
Revenues from television sales, promotions and sponsorship	61.6	47.8
Gross advertising revenues	**500.1**	**402.8**
Other revenues	31.3	30.7
Agency discounts	(22.4)	(28.8)
Total Spain consolidated net revenues	**509.0**	**404.7**

The significant increase in revenues is mainly attributable to the performance of ***advertising revenues from television operations*** referring to the sale of advertising space performed as sole agent for Telecinco by Publiespana and Publimedia. In particular, **Publiespana** revenues reached EUR 489.7 million, recording an exceptional increase of 24.0%; growth in the second quarter amounted to 26.9% compared to 20.1% achieved in the first quarter. These trends, with a reduction of sold space, show the high growth in sales generated by special projects and a significant growth in the average revenue for generated contact.

In the first half of the year, the trend of revenues also shows a clear reduction in the percentage impact of commission paid to media centres.

Higher ***other revenues from television operations*** are mainly generated by greater income from telephone services regarding major television productions.

Operating costs

1st half 2005	176.5
1st half 2004	165.4
% Growth	6.7%

The operating costs of the Telecinco Group showed an increase totalling EUR 11.1 million over the first half of 2004. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below. For a better appreciation of the economic trend of the period, it is worth noting that the Telecinco Group's overall costs, including the items associated with personnel expenses and amortisation, depreciation and write-downs, showed a 3.5% growth in the period, basically in line with the percentage growth recorded over the last two years.

Personnel expenses

1st half 2005	36.1
1st half 2004	34.4
% Growth	4.9%

ll Personnel expenses of the companies belonging to the Telecinco Group, over same period of the previous year, showed a EUR 1.7 million increase, EUR 0.8 of which regarding the amount pertaining to the first half of the year of the 2005 stock option plan. The following tables show staff figures for the Telecinco Group in the relevant periods.

31/12/2004	Number of employees (including temporary staff)	30/06/2005	30/06/2004
64	Managers	65	67
105	Journalists	106	103
118	Middle managers	121	120
875	Office workers	844	890
41	Industry workers	39	42
1,203	**Total**	**1,175**	**1,222**

2004 full year	Average workforce (including temporary staff)	1st half 2005	1st half 2004
66	Managers	65	67
104	Journalists	107	104
120	Middle managers	121	121
890	Office workers	869	868
43	Industry workers	40	45
1,223	**Total**	**1,201**	**1,205**

Purchases, services and other costs

1st half 2005	140.4
1st half 2004	131.0
% Growth	7.2%

Overall costs for purchases, services and other costs, in the first half of 2005, recorded a EUR 9.4 million growth over the same period of the previous year.

(EUR millions)

	1st half 2005	1st half 2004
Commercial costs	2.5	2.4
Schedules operating costs	105.6	90.9
Broadcasting costs	9.0	8.8
Other costs	23.3	28.9
Spain Purchases, services and other costs	**140.4**	**131.0**

The increase in *television scheduling costs* is attributable to both higher variable costs and to greater use of in-house produced entertaining programmes compared to the issuing of television rights. In the first six months of 2005 in-house productions increased to 83% of broadcast programmes, compared to 79% recorded in the same period of the previous year. The increase in operating costs of in-house productions is partially offset by the EUR 1.7 million decrease in costs referring to amortisation and write-downs of television rights.

EBIDTA

1st half 2005	332.5
1st half 2004	239.2
% Growth	39.0%

Following a strong increase in net revenues and the limited increase in costs, in the first half of 2005 EBIDTA recorded an increase of EUR 93.3 million over the same period of the previous year; the percentage impact on consolidated net revenues went from 59.1% in the first half of 2004 up to 65.3% in the first half of 2005.

EBIT Spain

1st half 2005	256.6
1st half 2004	160.8
% Growth	59.6%

In the first half of 2005, EBIT for the Spanish area increased by EUR 95.8 million. The percentage impact on net revenues totalled 50.4% over 39.7% in the previous year

Below follows the analysis of the other items of the income statement with reference to the Mediaset Group as a whole.

Group EBIT

1st half 2005	797.5
1st half 2004	666.9
% Growth	19.6%

The EBIT of the Group in the first six months of 2005 recorded an increase of EUR 130.6 million, EUR +43.1 million of which is attributable to the capital gain obtained on a consolidated level by the sale of a 1.9% stake in Telecinco.

Operating profitability went from 36.9% in the first six months of 2004 to 40.2% in the first half of 2005.

Financial income / (Charges)

1st half 2005	(6.4)
1st half 2004	29.8
Growth in € ml	(36.2)

In the first six months of 2004 net revenues of EUR 35 million were accounted for, referring to the right for economic exploitation and the *total return swap* agreements signed when Telecinco was listed at the stock exchange. In comparative terms, during the relevant period, with respect to the same period of the previous year, higher financial income is recorded, resulting from the management of cash invested in deposits and stocks, with higher assessment charges resulting from the application of the *fair value* criterion required by IAS 39 (a principle adopted as of 2005) for the assessment in the financial statements of hedging financial instruments.

Income /(Charges) from investments

Ist half 2005	(2.2)
Ist half 2004	(8.6)
Growth in € ml	6.4

The balance in the first half of 2005 is attributable to the net equity evaluation of jointly-owned companies. The balance in the first half of 2004 was associated to the equity valuation of the stake held in Albacom S.p.A., sold in February 2005.

Net profit

Ist half 2005	426.6
Ist half 2004	373.6
% Growth	14.2%

As already mentioned, the result is shown net of estimated tax for the period. The *tax rate* reduction from 38.0% in the first half of 2004 to 34.8% in the first half of 2005 is mainly attributable to the non taxation of the capital gain obtained in 2005 for the sale of the 1.9% stake in Telecinco.

BALANCE SHEET AND FINANCIAL POSITION

Here follows the balance sheet summary of the Mediaset Group for the periods being analysed.

(EUR millions)

Mediaset Group - Balance Sheet Summary	30/06/2005	31/12/2004
Television rights	2,006.3	1,996.5
Goodwill and differences arising from consolidation	371.9	396.4
Other tangible and intangible fixed assets	697.0	621.9
Other non current assets	542.0	506.2
Non current assets	**3,617.2**	**3,521.0**
Current assets	**1,816.0**	**1,518.2**
TOTAL ASSETS	**5,433.2**	**5,039.2**
Group Shareholders' equity	2,857.1	2,870.3
Shareholders' equity attributable to minority interests	242.5	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,099.6**	**3,101.4**
Non current liabilities	**366.0**	**504.9**
Current liabilities	**1,967.6**	**1,432.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**5,433.2**	**5,039.2**
NET FINANCIAL POSITION	**-45.6**	**62.0**

Among the changes in the balance sheet situation in the first half of the year, it should be noted the reduction in the item *goodwill and differences from consolidation* following the sale of the 1.9% stake held in Telecinco.

The increase in *other non current assets* is attributable to the receivable from British Telecom for the sale of the stake in Albacom which occurred in February.

In addition to the net period result, the change in *Shareholders' equity* is attributable to the distribution of dividends for Eur 448.8 million by the Parent Company and for EUR 86.1 million by subsidiary company Gestevision Telecinco to minority shareholders and to changes in *Cash flow hedge* provisions, reserves for the valuation of assets available for sale and of the reserve which contains the corresponding amount to stock option plans.

The reduction in non current liabilities is mainly attributable for EUR 120 million to the repayment of part of the medium-long term loan stipulated by Mediaset S.p.A..

Below is shown separately for the relevant periods the breakdown of the balance sheet situations in the two geographical areas, Italy and Spain. It should be noted that the balance sheet situation referring to Italian operations includes under item "other financial assets" the book value of the stake (equal to 50.1% at 30 June 2005) held in Gestevision Telecinco, omitted from consolidation.

(EUR millions)

Balance Sheet Summary (geographical detail)	Italy		Spain	
	30/06/2005	31/12/2004	30/06/2005	31/12/2004
Television rights	1,787.9	1,803.9	218.4	192.7
Goodwill and differences arising from consolidation	18.2	18.1		-
Other tangible and intangible fixed assets	595.7	519.5	101.3	102.2
Other non current assets	1,095.9	1,095.2	23.7	24.3
Non current assets	**3,497.7**	**3,436.7**	**343.4**	**319.2**
Current assets	**1,325.5**	**1,085.1**	**491.6**	**433.1**
TOTAL ASSETS	**4,823.2**	**4,521.8**	**835.0**	**752.3**
Group Shareholders' equity	2,839.0	2,856.9	482.3	477.7
Shareholders' equity attributable to minority interests	1.6	1.4	0.4	0.4
TOTAL SHAREHOLDERS' EQUITY	**2,840.6**	**2,858.3**	**482.7**	**478.1**
Non current liabilities	**296.2**	**438.3**	**69.7**	**66.6**
Current liabilities	**1,686.4**	**1,225.2**	**282.6**	**207.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,823.2**	**4,521.8**	**835.0**	**752.3**

In the table below, the balance sheet situation of the Group at 30 June 2005 is detailed in order to show the effects arising from the line-by-line consolidation of the stakes held in the Telecinco Group.

(EUR millions)

Balance Sheet Summary (geographical detail)	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	1,787.9	218.4	-	2,006.3
Goodwill and differences arising from consolidation	18.2	-	353.7	371.9
Other tangible and intangible fixed assets	595.7	101.3	-	697.0
Other non current assets	1,095.9	23.7	(577.6)	542.0
Non current assets	**3,497.7**	**343.4**	(223.9)	**3,617.2**
Current assets	**1,325.5**	**491.6**	**(1.1)**	**1,816.0**
TOTAL ASSETS	**4,823.2**	**835.0**	**(225.0)**	**5,433.2**
Group Shareholders' equity	2,839.0	482.3	(464.2)	2,857.1
Shareholders' equity attributable to minority interests	1.6	0.4	240.5	242.5
TOTAL SHAREHOLDERS' EQUITY	**2,840.6**	**482.7**	**(223.7)**	**3,099.6**
Non current liabilities	**296.2**	**69.6**	**0.2**	**366.0**
Current liabilities	**1,686.4**	**282.7**	**(1.5)**	**1,967.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,823.2**	**835.0**	**(225.0)**	**5,433.2**
NET FINANCIAL POSITION	**-308.8**	**263.2**		**-45.6**

In accordance with IAS 14, the detail of operations and investments is set out below by business area in Italy as at 30 June 2005.

(EUR millions)

Balance Sheet Summary (Italian activities detail)	Free TV	Pay per View	Other	Total
Television rights	1,768.1	8.9	10.9	1,787.9
Goodwill/Differences arising from consolidation	8.5		9.7	18.2
Other tangible/intangible fixed assets	531.4	56.2	8.1	595.7
Total fixed assets	**2,308.0**	**65.1**	**28.7**	**2,401.8**
Trade receivables	799.9	37.5	24.6	**862.0**
Stocks	19.7	4.9	2.4	**27.0**
Total assets	**3,127.6**	**107.5**	**55.7**	**3,290.8**
Television rights	299.0	0.8	4.7	304.5
Other fixed assets	72.1			72.1
Total investments	**371.1**	**0.8**	**4.7**	**376.6**

At 30 June 2005 the Group **net financial position**, was negative for EUR –45.6 million (EUR 62.0 million at 31 December 2004) as results from the net indebtedness of domestic operations, equal to EUR –308.8 million and net cash of the Telecinco Group equal to EUR 263.2 million. It should be noted that, at 30 June 2004, the net financial position includes the effects deriving from the enforcement of IAS 32 and IAS 39 accounting standards starting from 1 January 2005 which, while readjusting opening balance sheet data for that year, implied the recording of higher net financial liabilities for EUR 7.4 million resulting from the registration of the negative *fair value* of hedging derivatives existing on such date, with no impact on the actual Group liquid assets. At 30 June 2005 the value of these net financial liabilities was equal to EUR 8 million.

Below are the tables of the consolidated cash flow statements by geographical area, in order to appreciate the contribution to financial changes in the two periods. The elements of change in liquid funds and equivalents items in the cash flow statement presented according to the indirect method as specified by IAS 7 are shown subsequently.

(EUR millions)

	Mediaset Group		Italy		Spain	
	30/06/2005	30/06/2004	30/06/2005	30/06/2004	30/06/2005	30/06/2004
Net financial position at the beginning of the period	**62,0**	**-199,3**	**-182,3**	**-451,4**	**244,3**	**252,1**
Free Cash Flow	**376,3**	**483,8**	**185,5**	**352,5**	**190,8**	**131,3**
- Free Cash Flow from operating activities (*)	879,0	813,2	623,9	615,5	255,1	197,7
- Investments in TV rights	-402,1	-351,0	-304,5	-260,0	-97,6	-91,0
- Other investments	-74,5	-101,8	-72,1	-99,7	-2,4	-2,1
- Disinvestments	4,3	1,5	2,8	0,8	1,5	0,7
- (Increases)/decreases in cash and other financial assets	-30,4	121,9	-64,6	95,9	34,2	26,0
Equity (investments)/disinvestments	**46,5**	**22,3**	**46,9**	**22,8**	**-0,4**	**-0,5**
Cashed-in dividends	**4,4**	**2,8**	**89,9**	**131,9**	**1,1**	**0,9**
Dividends paid	**-534,8**	**-391,3**	**-448,8**	**-271,3**	**-172,6**	**-250,0**
Surplus/Deficit	**-107,6**	**117,6**	**-126,5**	**235,9**	**18,9**	**-118,3**
Net financial position at the end of the period	**-45,6**	**-81,7**	**-308,8**	**-215,5**	**263,2**	**133,8**

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

Free cash flow generated by the Group core business amounted to EUR **376.3 million** with a reduction compared to the same period of 2004. In Italy the decrease, equal to EUR –167.0 million is mainly attributable to higher tax costs, which in 2004 benefited from lower taxes in 2003. In Spain free cash flow generated by the core business was equal to EUR **190.8 million** with a EUR 59.5 million increase with respect to 2004.

Higher **investments in rights** in Italy are mainly attributable to the execution during the first half of 2005 of the already mentioned agreement with Filmauro S.r.l.. It should be noted that the level of investments in free-to-air television rights will however remain on an annual basis in line with that of 2004. In the cash flow statement presented below according to IAS 7, in order to appreciate the overall trends regarding investments in rights, also changes in advances paid with respect to future investments are shown.

During the first half of the year, the management of **equity investments** generated net revenues for EUR 46.5 million for the income resulting from the disposal of the 1.9% stake held in Telecinco (EUR 76.6 million) and the net payments made for the disposal of the equity investment in Albacom (EUR 29.7 million). In the first half of 2004 the

item equity investments included EUR 25 million for net income received with respect to the usufruct contract with ICE Finance and, for the remaining amount, purchases of stakes in other companies.

(EUR millions)

Cash flow statement (geographical detail)	Italy		Spain	
	1st half 2005	1st half 2004	1st half 2005	1st half 2004
Net cash flow from operating activities[A]	**599.9**	**688.5**	**287.8**	**213.3**
Investing activities				
Equity investments/disinvestments	76.6	22.6	(0.4)	(0.5)
Investments in television rights	(304.5)	(260.0)	(97.6)	(91.0)
(Increase)/Decrease in advances for television rights	(39.9)	17.0	(2.4)	17.2
Investments in other fixed assets	(72.1)	(99.7)	(2.4)	(2.1)
Other disinvestments	7.3	0.8	1.5	1.8
(Increases)/decreases in other financial assets	24.3	10.7	-	-
Cash-in/Payments for loans granted to other companies	(29.7)	-	0.1	-
Cashed-in dividends	89.9	131.9	1.1	0.9
Net cash flow from investing activities [B]	**(248.1)**	**(176.7)**	**(100.1)**	**(73.7)**
Net cash flow from financing activities [C]	**(331.3)**	**(343.3)**	**(156.8)**	**(237.3)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**20.5**	**168.5**	**30.9**	**(97.7)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**70.3**	**96.6**	**223.4**	**221.9**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**90.8**	**265.1**	**254.3**	**124.2**

COMMENTS ON THE MAIN ASSET ITEMS

(EUR millions)

NON CURRENT ASSETS

Fixed assets (note 1)

	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible fixed assets	Tangible assets under formation and advances	Total
Balance at 31/12/2004	107.1	150.2	24.7	30.9	29.0	341.9
Additions	23.1	11.7	1.3	2.8	23.7	62.6
Other movements	3.9	6.1	0.6	0.5	(12.9)	(1.8)
Disinvestments	(0.9)	(0.5)	(0.1)	-	(0.7)	(2.2)
Amortisation	(3.4)	(21.4)	(2.5)	(5.0)	-	(32.3)
Depreciation and write-downs	-	-	-	-	-	-
Change in consolidation area	-	-	-	-	-	-
Balance at 30/06/2005	**129.8**	**146.1**	**24.0**	**29.2**	**39.1**	**368.2**

The main increases for the period refer to the following types of fixed assets:

- buildings: EUR 19.6 million refer to the purchase of the managerial and service building complex in Cologno Monzese, viale Europa 48;
- plant and machinery: these mainly refer to broadcasting and transmission systems;
- tangible assets under formation and advances: these refer to projects under way mainly regarding digital systems and other broadcasting systems.

Television rights (note 2)

Balance at 31/12/2004	**1,996.5**
Additions	**337.6**
Other movements	**60.2**
Disinvestments	**(31.7)**
Amortisation	**(356.3)**
Depreciation and write-downs	-
Change in consolidation area	-
Balance at 30/06/2005	**2,006.3**

Overall increases for the period amount to EUR 402.1 (EUR 318.5 million in the first half of 2004) and refer for EUR 337.6 million to period purchases and for EUR 64.5 million to capitalisations of advance payments previously made to suppliers (change included under item *other movements*) whose contracts where executed during the period or whose production has been completed and that were classified at 31 December 2004 under item ***intangible assets under formation and accounts***.

Divestments mainly refer to the sale of the ADSL use of encrypted rights for the soccer matches of some Italian Premiership teams, among which Juventus, Inter and Milan, for the second half of the 2004/2005 season and for the whole 2005/2006 and 2006/2007 seasons.

Rights that have not come into effect at 30 June 2005 amount on the whole to around EUR 375.2 million (EUR 466.2 million approx. at 31 December 2004).

Goodwill and differences arising from consolidation (note 3)

	Goodwill	Differences arising from consolidation	Total
Balance at 31/12/2004	9.7	386.7	396.4
Additions	-	0.1	0.1
Other movements	-	-	-
Disinvestments	-	(24.6)	(24.6)
Depreciation and write-downs	-	-	-
Change in consolidation area	-	-	-
Balance at 30/06/2005	**9.7**	**362.2**	**371.9**

Goodwill, refers to the publishing operations of the online portal "Jumpy", acquired in 2001.

The reduction in the first half of the year of item ***differences arising from consolidation*** is attributable to the sale of the 1.9% stake held in the share capital of Gestevision Telecinco.

Other intangible assets (note 4)

	Patents and intellectual property rights	Trademarks	Concessions	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 31/12/2004	9.1	6.5	20.4	187.0	57.0	280.0
Additions	3.1	0.8	6.2	107.1	0.1	117.3
Other movements	2.7	0.1	-	(64.4)	(1.3)	(62.9)
Disinvestments	-	-	(0.3)	(0.1)	-	(0.4)
Amortisation	(3.9)	(0.6)	(0.7)	-	-	(5.2)
Depreciation and write-downs	-	-	-	-	-	-
Change in consolidation area	-	-	-	-	-	-
Balance at 30/06/2005	**11.0**	**6.8**	**25.6**	**229.6**	**55.8**	**328.8**

Patents and intellectual property rights mainly refers to software.

Trademarks refers to the "Jumpy" brand, registered in 2001, following the acquisition of the business activity from Jumpy S.p.A. regarding the publishing operations of the Jumpy online portal.

Item ***Concessions*** includes the investments made for the acquisition of the right to use frequencies from local broadcasters for the development of the broadcasting system regarding Terrestrial Digital Television. As previously mentioned under section "Valuation criteria and accounting principles", starting from 2005, the remaining useful life period has been revised, in the light of the new legislation as per Act 112/04 and the administrative decisions which include the continuity that, according to the legislator and the regulatory Authority, there must be between the current temporary stage and the final stage of the digital system as per the use of current networks and broadcasting frequencies. This change in estimate determined an overall effect for the period under investigation equal to EUR 5.0 million less amortisation.

Item ***intangible assets under formation and advances***, at 30 June 2005 mainly consists of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services, for options on the completion of programmes and production start-ups. Period increases regarding advances paid to suppliers of rights and advances paid for the production of long serial dramas totalled EUR 105.5 million

Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation at 31 December 2004, with subsequent reclassification to ***television rights*** for EUR 64.5 million.

Item ***other intangible assets***, almost exclusively refers to the first negotiation and pre-emption right regarding encrypted television rights for a few Premiership teams, among which Juventus, Milan and Inter starting from the 2007/2008 season.

Equity investments in associated companies / joint ventures (note 5)

	30/06/2005	31/12/2004
Associated companies		
Multipark Madrid	3,0	2,4
Titanus Elios S.p.A.	9,3	9,2
Aprok Imagen S.L.	0,7	0,7
Publieci Television S.A.	0,6	0,9
Canal Factoria de Fiction S.A.	0,3	0,4
Other	0,3	0,9
Total	**14,2**	**14,5**
Joint ventures		
Boing S.p.A.	3,4	5,1
Fascino P.G.T. S.r.l.	8,4	8,0
Press TV S.p.A.	0,8	1,1
Mediavivere S.r.l.	1,5	1,6
Total	**14,1**	**15,8**
Total as for balance	**28,3**	**30,3**

Other financial assets (note 6)

	30/06/2005	31/12/2004
Equity investments	**105,1**	**106,4**
Financial receivables (due after 12 months)	53,5	3,5
Securities available for sale	84,5	108,8
Total	**243,1**	**218,7**

Item ***equity investments*** mainly refers for EUR 96.5 million to the 2.73% shareholding in the share capital of HOPA S.p.A., for EUR 5.5, million to the 5% shareholding in Convergenza S.C.A. and for EUR 2.1 million to the 2.7% shareholding in the company Euromedia Lux Two, established under Luxemburg law. The latter value was adjusted in the period for EUR 1.1 million, to take into account the realisable value following the disposal agreement stipulated between the shareholders.

Item ***financial receivables*** includes EUR 49.2 million regarding the receivable from British Telecom with respect to the disposal of the stake held in Albacom S.p.A. which occurred on 4 February 2005, as already commented in the Financial Statements at 31 December 2004, and that can be received in 2009.

Securities available for sale refer to investment funds units totalling EUR 84.5 million (EUR 108.8 million at 31 December 2004) managed by ABS Finance Fund (fund management company with open-end capital). This fund management company consists of an umbrella fund, that is, organised in minor investment funds which are managed separately but, from a legal viewpoint, are considered as one "single unit".

The reduction in the first half of the year refers to the whole divestment of one of the three funds, for an amount of EUR 24.3 million.

At 30 June 2005, the Mediaset Group owns investment units in two portfolios that mainly invest in fixed-rate securities with high ratings assigned by agencies such as Moody's and S&P. The reference benchmarks of the purchased portfolios are in line with those on the market for funds of a similar nature and with similar investment limits.

Investment guidelines are geared towards minimising investment, counterpart and exchange rate risks.

CURRENT ASSETS

Inventory (note 7)

At the end of the period, this item consisted of:

	Gross	Write-downs	30/06/2005 Net value	31/12/2004 Net value
Raw and ancillary materials, consumables	8.0	(3.4)	4.6	4.4
Work in progress and semi-finished products	-	-	-	7.4
Contracts in progress	-	-	-	-
Finished goods and products	27.2	(4.8)	22.4	15.5
			-	
Total	**35.2**	**(8.2)**	**27.0**	27.3

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 14.8 million (EUR 12.3 million at 31 December 2004);
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 2.7 million (EUR 1.2 million at 31 December 2004),
- pre-paid cards, totalling EUR 4.9 million, for the second stage of the Mediaset premium offer, that had not yet been distributed to sales channels at 30 June 2005.

Receivables (note 8)

At the end of the period, this item could be broken down as follows:

	Balance at 30/06/2005			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2004
Receivables from customers	1.058,1	1.058,1	-	899,4
Receivables from subsidiaries	0,1	0,1	-	0,2
Receivables from affiliated companies	4,0	4,0	-	2,3
Receivables from parent company	2,0	2,0	-	2,3
Receivables from Fininvest Group and Mediolanum Group companies	7,4	7,4	-	10,2
Totale	**1.071,6**	**1.071,6**	**-**	**914,4**

Trade receivables mainly refer to receivables regarding the sale of advertising space (EUR 806.2 million at 31 December 2004)

Receivables sold in the first half of the year to factoring companies without recourse totalled EUR 118.8 million (EUR 274.9 million at 31 December 2004). Receivables not yet collected at 30 June 2005 amounted to EUR 57.6 million; none of these receivables was collected in advance.

Since there were no receivables due after more than one year, they are all considered collectible and therefore no value adjustments were made on them.

For a more detailed analysis of receivables due from subsidiary companies, affiliated companies and Fininvest Group companies, see the table below regarding Related Parties.

Other receivables and current assets (note 9)

	Balance at 30/06/2005			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2004
Other receivables	234.2	234.2	-	179.9
Prepayments and accrued income	68.6	68.6	-	34.0
Total	**302.8**	**302.8**	**-**	**213.9**

Item ***other receivables includes***:

- *Receivables due from taxation authorities* mainly referring to income tax advances for EUR 121.2 million;
- *advances to suppliers, outside contractors and agents* paid to advertising area consultants and suppliers and to suppliers, artists and other professionals for television productions amounting to EUR 14.5 million;
- *advances to employees* for sums advanced for business travel for EUR 2.5 million;
- *factored receivables* for EUR 63.4 million regard amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at the end of the first half of the year.

Item ***prepayments and accrued income*** relates to bartering arrangements involving the subsidiary company Promoservice Italia S.r.l., rent payable, insurance premiums, sundry services and the costs regarding the rights for the Champions League matches for the 2005/2006 season not pertaining to this year.

Current financial assets (note 10)

	30/06/2005	31/12/2004
Financial receivables (due within 12 months)	1,8	2,1
Securities	55,6	66,8
Financial assets for negotiation derivatives	0,8	-
Financial assets for hedging derivatives	2,2	-
Financial assets for derivatives with no hedging purpose	9,0	-
Total	**69,4**	**68,9**

Item ***securities*** refers to listed bonds which are not held by parent company Mediaset S.p.A. for EUR 42.4 million and to mutual investment funds for EUR 13.3 million regarding the Telecinco Group.

Financial assets for negotiation derivatives refer to the fair value of the call option regarding 37,724,240 Telecom Italia ordinary shares at an exercise price of EUR 3.6051 per share, which can be exercised by December 2007, purchases within the framework of December 2002 between Mediaset and Holinvest.

Item ***financial assets for hedging derivatives*** refers to the fair value of derivative instruments used by the Group for the purposes of its own hedging operations for exchange rate exposures connected to commitments for future purchases of television rights in foreign currencies (*forecast transaction*) for which the *Hedge Accounting* is activated.

Item ***financial assets for derivatives which are not for hedging purposes with respect to Hedge Accounting*** refers to the fair value of derivative instruments which hedge changes to fair value of items registered in the accounts for which *Hedge Accounting* is not activated.

Cash and cash equivalents (note 11)

This item is made up as follows:

	30/06/2005	31/12/2004
Bank and postal deposits	345.0	293.6
Cash in hand and cash equivalents	0.2	0.1
Total	**345.2**	**293.7**

For the analysis of changes in liquid funds, see the cash flow statement table.

The ***net financial position of the Mediaset Group*** is broken down below. Each of the listed items includes the reference to the relevant comment.

	30/06/2005	31/12/2004
Liquid funds (Note 11)	345,2	293,7
Current financial assets (Note 10)	56,4	67,4
Securities available for sale (Note 6)	84,5	108,8
Total financial assets	**486,1**	**469,9**
Due to banks - non current liabilities (Note 19)	(60,1)	(240,1)
Due to banks - current liabilities (Note 21)	(444,4)	(164,4)
Due to other financial institutions - non current liabilities (Note 19)	(6,3)	(3,0)
Due to other financial institutions - current liabilities (Note 21)	(20,9)	(0,4)
Total financial liabilities	(531,7)	(407,9)
Net financial position	**(45,6)**	**62,0**

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(EUR millions)

SHARE CAPITAL AND RESERVES

The main items making up shareholders' equity and the movements therein were as follows:

Share capital (note 12)

At 30 June 2005 the share capital of the Mediaset Group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the period under investigation.

Share premium reserve (note 13)

At 30 June 2005 the share premium reserve, which is the same as that of the parent company, amounted to EUR 665.1 million (EUR 739.7 million at 31 December 2004). The change in the period under investigation, equal to EUR 74.7 million, was necessary as a supplement deliberated for the distribution of dividends, as per resolution of the General Meeting of 29 April 2005. It should be noted that the share premium reserve had become free and available according to both articles 2430 and 2431 of the Italian Civil Code.

Own shares (note 14)

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on 24 April 2002, 16 April 2003 and 27 April 2004 and 29 April 2005 which authorise the Board of Directors to make purchases for a maximum amount of 70,000,000 shares (5.92% of share capital). This authorisation is valid until the approval of accounts at December 31st, 2004, and in any case for no more than 18 months from the date of the meeting's decision.

During the first half of the year, in order to stabilise the share performance and to meet the needs of stock option plans, a total of 6,433,127 shares were purchased and 6,210,627 shares were sold.

At 30 June 2005 the value of own shares owned amounts to EUR 20.7 million, equal to 2,179,500 shares, all to be used for the Stock Option Plan approved.

Other reserves (note 15)

	30/06/2005	31/12/2004
Legal reserve	122,8	96,0
Other reserves	34,6	36,5
Total	**157,4**	**132,5**

Item ***Other Reserves*** includes the effects, equal to EUR 1.3 million resulting from the purchase and sale of own shares, for both the stabilisation of the share price and to meet the needs of Stock Option Plans.

Valuation reserves (note 16)

	30/06/2005	31/12/2004
Valuation reserve for hedging derivatives	4,1	-
Valuation reserve for financial assets available for sale (AFS)	(0,6)	-
Reserve for Stock Option Plans	12,1	-
Total	**15,6**	

The ***Valuation reserve for hedging derivatives*** is set up under IAS 39 and includes the fair value assessment of hedging derivative instruments activated to hedge cash flow hedges for exchange rate risk and interest risk.

The ***Valuation reserve for financial assets*** available for sale refers to the fair value change for equity investments and units held in the fund management company.

The ***Reserve for Stock Option Plans*** includes the amount allocated for costs determined according to IFRS 2 of three-year Stock Option Plans assigned for the years 2003, 2004 and 2005 for the amount accrued at 30 June 2005.

Previous years' profits (losses) (note 17)

The change over 31 December 2004 is mainly attributable to the distribution of dividends by the parent company in the first half of the year.

NON CURRENT LIABILITIES

Employee termination indemnity (note 18)

Balance at 31/12/2004	**108.4**
Service cost	4.9
Interest cost	1.3
Indemnities paid/advanced	(4.7)
Balance at 30/06/2005	**109.9**

Debt and financial liabilities (note 19)

	Balance at 30/06/2005			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2004
Due to banks	60.1		60.1	240.1
Due to other financial institutions	6.3		6.3	3.0
Due to subsidiaries	-			
Due to affiliated companies	0.1		0.1	
Due to parent company	-			
Due to Fininvest Group and Mediolanum Group companies	-			
Other financial liabilities	1.2		1.2	
Total	**67.7**	-	**67.7**	**243.1**

The decrease in the 'due to banks' item by EUR 120.0 million is attributable to the repayment of the five-year funding contract stipulated at the end of 2002 for an overall amount of EUR 300.0 million with a pool of major national banking institutions.

Amounts payable to other financial institutions refer to sums due to leasing companies.

Provision for risks and charges (note 20)

The overall balance of item *provision for risks and charges* amounted to EUR 137.9 million, EUR 58.8 million of which regarding the current part and EUR 79.1 million the non current part, shown where relevant at the net current value of estimated liabilities.

The provisions for risks and charges refer for EUR 73.1 million to Italy and for EUR 64.6 million to the Telecinco Group.

This item includes the allocation made on 31 December 2004, equal to EUR 34.6 million, for the receivable from British Telecom PLC following the disposal of the shareholding in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to lawsuits, litigations with personnel, contractual risks.

With respect to the notices of investigation regarding the years 1995 and 1996, referring to the acquisition of television rights made in the years 1994 and 1995, it should be noted that the case finished with the acceptance of the amnesty procedures envisaged by Act 298/2002, described in the 2004 interim report.

On 20 February 2005 the Attorney's Office of the Italian Republic at the Court of Milan sent a notice about the conclusion of preliminary investigations with respect to the case above under art. 415 bis of the Italian Criminal Code against 14 people within the framework of the criminal case no. 22694/01 RGNR.

Subsequently, the Attorney's Office of the Italian Republic at the Court of Milan requested that all the people included in the notice of conclusion of preliminary investigation are taken before the court, and forwarded all documents to the Judge for Preliminary Investigations.

On 25 May the Judge established the preliminary hearing on 28 October, and also decided the timetable for the following hearings.

Notice of both decisions above was sent to the people concerned and also to the damaged parties, among which the Ministry for Economy and Finance, Mediaset, Fininvest and other shareholders of the latter company.

To reach Mediaset shareholders, notice of the decisions above was given by means of "public announcement" under art. 155 of the Italian Criminal Code through their publication in the Corriere della sera newspaper of 4 July 2005.

It appears that the public prosecutors are further investigating under art. 430 of the Italian Criminal Code, and the results of such investigations have been partly filed in the trial documents. Based on a first examination of these documents, there seem to be accounting and bank checks against various suppliers on the sale of rights.

In this case, Mediaset was mentioned as "party damaged by the offence".

The company states again that its directors and managers are absolutely foreign to the assumptions made by the public prosecutors because Mediaset has always purchased real rights from existing parties and at market prices.

As already mentioned in the financial statements at 31 December 2004, with respect to the inquiry about a dominant market position for the three-year period 2001 – 2003 which was concluded with the ruling of a penalty under article 1 clause 31 of Act 249/97 for approximately EUR 45 million; the procedure for the rejection of the monetary penalty ruled by the Authority for Guarantees in Communications to Rti and Publitalia, is taking its course at the Regional Administrative Court of Lazio which established a final discussion hearing, also about the contents of the case, on 23 November 2005. In the meantime, the judge ordered the opponent, since considered as relevant, to present all the documents regarding the sanction procedures, including the minutes of the meetings of the Authority, access to which has not thus far been permitted to us by the Authority.

The documents presented before the court confirm, according to our legal department, that our arguments are well grounded, which makes us expect a favourable conclusion. Therefore, since the possibility of a consolidation of the penalty is considered as remote, no provision for risks has been included in the financial statements.

CURRENT LIABILITIES

Due to banks (note 21)

	Balance at 30/06/2005				
		Due			Balance at
	Total	within 1 year	1-5 years	After 5	31/12/2004
Credit lines	444.4	444.4		-	164.4
Total	**444.4**	**444.4**	**-**	**-**	**164.4**

This item includes the short-term part of the loan already described under note 22.

Trade accounts (note 22)

	Balance at 30/06/2005			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2004
Due to suppliers	886.9	624.8	262.1	732.6
Accounts	12.0	12.0		17.5
Due to subsidiaries	-			
Due to affiliated companies	18.4	18.4		22.4
Due to parent company	0.6	0.6	-	1.2
Due to Fininvest Group and Mediolanum Group companies	124.5	124.5	-	134.5
Total	**1,042.4**	**780.3**	**262.1**	**908.2**

The main changes over 31 December 2004 can be analysed as follows:

- payables for the purchase or rights totalling EUR 455.0 million (EUR 378.7 million at 31 December 2004), EUR 55.1 million of which regarding the Telecinco Group.
- payables for the completion of television productions and to free-lance artists and professionals of the television group totalling EUR 367.8 million (EUR 267.2 million at 31 December 2004). The amount regarding the consolidation of the Telecinco Group is EUR 96.9 million;
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 39.5 million (EUR 49.9 million at 31 December 2004), EUR 26.8 million of which regarding the Telecinco Group;
- payables for the purchase of miscellaneous goods and technical services totalling EUR 66.9 million (EUR 28.6 million at 31 December 2004).

Due to taxation authorities (note 23)

This item may be analysed as follows:

	30/06/2005	31/12/2004
Withholding tax on employees' wages and salaries	9.7	11.5
Current taxes	243.4	29.3
VAT payables	29.2	9.6
Other payables	3.5	11.9
Total	**285.8**	**62.3**

Other financial liabilities (note 24)

	30/06/2005	31/12/2004
Due to other financial institutions	12,4	0,4
Financial liabilities on financial assets available for sale/with no hedging purpose	9,2	
Financial liabilities on hedging derivatives	0,5	
Total	**22,1**	**0,4**

Due to other financial institutions, at 30 June 2005 mainly refers to sums due to factoring companies with recourse for EUR 2.9 million, to infra-group companies towards associated companies for EUR 7.9 million and to current sums due to leasing companies.

Other current liabilities (note 25)

	30/06/2005	31/12/2004
Due to social security institutions	15.7	16.8
Other sums payable	62.1	160.5
Accrued and deferred income	36.0	35.0
Total	**113.8**	**212.3**

The change over 2004 in item ***other sums payable*** refers to the reclassification under item ***due to taxation authorities*** (note 23) of sums due for IRES (corporate income tax) regarding tax consolidation. This reclassification was made because, starting from 2005, the Mediaset Group directly partakes in "tax consolidation" and no longer through its parent company Fininvest S.p.A.

COMMENTS ON THE MAIN ITEMS OF THE INCOME STATEMENT

(EUR millions)

WORKING ACTIVITIES

Revenues from sales and services (note 26)

Revenues from sales and services may be analysed as follows:

	1st half 2005	1st half 2004
Television advertising	1,839.0	1,689.8
Non-television advertising	20.7	23.9
Rental of rights/programmes	14.6	16.7
Marketing of rights and television products	20.5	15.7
Sale of prepaid cards	15.2	-
Sale of goods	6.0	2.5
Creation, rental and maintenance of television equipment	9.6	6.5
Royalties and other revenues	25.9	31.0
Total	**1,951.5**	**1,786.1**

Revenues from the sale of **television advertising** mainly consist of: revenues, net of agency discounts, from the sale of advertising slots on the three television networks in possession of natural authorisation and on the Spanish network Telecinco by Publiespana S.A. and Publimedia S.A.; they also include revenues from the sale of television time in exchange for goods, carried out by Promoservice Italia S.r.l;

Revenues from **non television advertising** mainly consist of advertising billboards and posters and sponsorships, revenues from the sale of advertising on own Internet sites and on theme channels produced by the Group and to commercial services regarding teletext;

Revenues from **rental of rights/programmes** were mostly earned from the distribution to digital platforms of schedules created for theme channels;

The item sale of **rights and productions** primarily includes revenues from the sale of entertainment rights;

Revenues from the **sale of prepaid cards** refer to the sale of prepaid cards marketed from the first half of 2005 with respect to Mediaset Premium pay-per-view offer;

Revenues from the **sale of goods** primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising sold;

Revenues from the **creation, rental and maintenance of television equipment** relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers and to rental and maintenance services provided to other broadcasters;

Royalties and other revenues primarily include revenues from royalties regarding merchandising operations, revenues from teleshopping operations, revenues from telephone traffic generated by the interaction with some television productions regarding both Mediaset networks and Telecinco and the sale of multimedia contents to telephone companies.

Other revenues and income (note 27)

This item is made up as follows:

	1st half 2005	1st half 2004
Rentals and leases	0,7	0,7
Gains on disposals of tangible and intangible assets	5,1	-
Cost recoveries	2,6	3,6
Other	24,4	18,7
Total	**32,8**	**23,0**

Personnel expenses (note 28)

Personnel expenses went from EUR 204.6 million in the first half of 2004 to EUR 219.7 million in the first half of 2005 with an overall increase of EUR 15.1 million (7.4%).

"*Other costs*" include the costs for the Stock Option Plans, equal to EUR 4.0 million , and the costs for the canteen and for the emoluments to directors belonging to Group companies for EUR 4.9 million

	1st half 2005	1st half 2004
Ordinary pay	115.0	107.9
Overtime	6.7	6.8
Special benefits	16.2	15.9
Christmas and summer bonuses	16.1	14.8
Accrued holiday pay	5.3	4.3
Total wages and salary	**159.3**	**149.7**
Social security contributions	44.8	39.7
Employee severence indemnity	4.7	4.2
Pension benefits and similar obligations	0.3	0.3
Other expenses	10.6	10.7
Total personnel expenses	**219.7**	**204.6**

Purchases, services and other costs (note 29)

	30/06/05	30/06/04
Purchase of raw materials and supplies	**42.1**	**29.3**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**-47.2**	**-44.9**
Consultants, temporary staff and services	72.1	61.4
Production services and purchase of television productions	206.9	165.9
Publisher's fees and "minimi garantiti"	9.7	10.3
Advertising space and public relations	6.9	8.3
EDP	8.5	8.4
Research, training and other personnel expenses	0.5	0.9
Other services	201.1	172.0
Total services	**505.6**	**427.1**
Leasing and rentals	**82.3**	**73.8**
Provisions for risks	**3.0**	**13.2**
Sundry operating costs	**25.7**	**24.2**
TOTAL PURCHASES, SERVICES AND OTHER COSTS	**611.6**	**522.7**

Amortisation, depreciation and write-downs (note 30)

	30/06/05	30/06/04
Amortisation of TV rights	356.3	365.7
Amortisation of other intangible assets	5.2	15.8
Amortisation of tangible assets	32.3	29.5
Depreciation and write-downs of receivables and other fixed assets	4.8	4.0
TOTAL AMORTISATION, DEPRECIATION AND WRITE-DOWNS	**398.6**	**414.9**

In particular, it is worth noting that the value of amortisation of television rights in Italy amounted to EUR 285.5 million (EUR 293.1 million at 30 June 2004); while amortisation regarding Telecinco Group amounted to EUR 70.8 million (EUR 72.6 at 30 June 2004).

Financial charges (note 31)

This item is made up as follows:

	30/06/2005	30/06/2004
Interest and financial charges:		
From receivables	(4,6)	(7,9)
From securities	(0,2)	
Other	(18,0)	(3,7)
Foreign exchange losses	(36,1)	(17,2)
Total financial charges	**(59,0)**	**(28,9)**

Financial income (note 32)

	30/06/2005	30/06/2004
Income from equity investments	3,3	1,9
Other financial income:		
From receivables	2,7	1,0
From securities	2,0	4,6
Other	10,9	29,5
Foreign exchange gains	33,7	21,7
Total financial income	**52,6**	**58,7**

Items "***foreign exchange gains and foreign exchange losses***" include both the effects of derivative instruments regarding hedging operations with respect to currency exposures connected to commitments for the future purchase of rights, and the effects of derivative instruments hedging exchange rate changes of elements recorded in the financial statements.

Income tax for the period (note 33)

Income taxes for the period include current taxes for EUR 252.7 million and EUR 21.7 million regarding the balance between charges and income calculated on temporary differences, mainly attributable to write-downs of equity investments made in previous years.

RELATIONSHIPS WITH RELATED PARTIES

Below are the main investment and economic relationships which took place in the first half of 2005 with "*related parties*", in accordance with CONSOB communication no. DEM 2064231 dated 30 September 2002 and in compliance with IAS 24

	Financial receivables	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/(charges)
Parent company						
FININVEST S.P.A.	-	2.0	0.6	1.1	2.8	-
Associated companies						
ALBA SERVIZI AEROTRASPORTI S.P.A.	-	0.0	1.4	0.0	2.8	-
ARNOLDO MONDADORI EDITORE S.P.A.	-	5.1	0.7	17.8	0.1	-
BANCA MEDIOLANUM S.P.A.	-	0.5	0.0	2.4	-	-
IL TEATRO MANZONI S.P.A.	-	0.0	-	0.0	0.1	-
MEDIOLANUM VITA S.P.A.	-	-	0.0	-	-	-
MEDUSA FILM S.P.A.	-	0.2	104.3	0.5	0.1	-
MEDUSA CINEMA S.P.A.	-	-	-	0.1	-	-
MEDUSA VIDEO S.R.L.	-	0.1	0.2	0.1	0.2	-
MILAN A.C. S.P.A.	-	0.1	9.3	0.1	4.4	-
PAGINE ITALIA S.P.A.	-	0.2	0.0	0.0	0.3	-
SERVIZI MILAN S.R.L.	-	-	-	-	0.0	-
QUINTA COMMUNICATION S.A.	-	-	7.0	-	-	-
Altre	-	1.2	1.5	1.2	2.6	0.0
Total parent company and associated	**-**	**9.4**	**125.1**	**23.1**	**13.5**	**0.0**
Joint control companies						
BOING S.P.A.	-	0.8	0.7	1.2	0.8	(1.7)
FASCINO PROD. E GESTIONE TEATRO	-	0.0	4.0	0.1	23.6	0.8
PRESS TV S.P.A.	-	0.3	0.9	0.3	1.0	(0.2)
TITANUS ELIOS S.P.A.	-	-	-	-	1.6	0.1
MEDIAVIVERE S.R.L.	-	1.8	11.6	1.0	15.7	1.0
EUROPORTAL JUMPY ESPANA S.A.	-	0.4	0.3	0.1	0.3	(0.3)
PREMIERE MEGAPLEX S.A.	1.7	0.0	-	-	-	(0.0)
Affiliates companies						
AUDITEL S.R.L.	-	-	-	-	2.4	-
APROK IMAGEN S.L.	-	0.0	0.6	0.0	1.0	0.1
CANAL FACTORIA DE FICTION S.A.	-	0.5	0.5	0.5	0.5	(0.1)
PUBLIECI TELEVISION S.A.	-	0.1	-	0.5	-	-
CONSORZIO CAMPUS MULTIMEDIA	-	0.1	-	0.1	0.0	-
Total joint control and affiliates	**1.7**	**4.0**	**18.5**	**3.8**	**47.1**	**(0.3)**
Other related parties	**-**	**-**	**0.5**	**-**	**1.0**	**(1.0)**
TOTAL	**1.7**	**13.4**	**144.2**	**26.9**	**61.6**	**6.0**

In accordance with CONSOB communications no. 97001574 of 20 February 1997 and 98015375 of 27 February 1998 and in compliance with the international accounting standard IAS 24, we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that revenues from other companies belonging to the Fininvest Group and Mediolanum Group mainly regarded the sale of television advertising spaces.

Relationships with other related parties refer to consulting relationships, EUR 0.2 million of which with Sinergetica S.r.l., a company belonging to a director of Mediaset S.p.A. and EUR 0.3 million with the firm of lawyer Aldo Bonomo, a firm belonging to the Chairman of Fininvest S.p.A.

It should also be noted that, in the first quarter of 2005, the Mediaset Group purchased television rights from Medusa Film S.p.A. (a company of the Fininvest Group) for EUR 15.5 million. Among the agreements finalised with Medusa Film S.p.A., there are agreements that had been previously classified as advances for EUR 9.9 million and new advances were paid for EUR 18.0 million.

Lastly, we point out that Mediaset S.p.A. holds a stake, equal to 16.40% in the capital managed by the SICAV (open-end investment company) ABS Finance Fund, a Luxemburg fund which is 67.15% controlled by Misa Finance Fund PLC, a company belonging to the Mondadori Group, and 16.45% controlled by Trefinance S.A., a subsidiary company of Fininvest S.p.A.

COMMITMENTS, GUARANTEES AND POTENTIAL LIABILITIES

Personal secureties given

At 30 June 2005 the Group had sureties to the benefit of third parties and on behalf of companies in which it holds a shareholding for EUR 53.5 million . The change over 31 December 2004 (EUR 135.1 million) is mainly attributable to the end of the surety given with respect to Albacom S.p.A. (EUR 48.8 million), already described and anticipated in the annual report.

Commitments

The main current commitments of the companies belonging to the Mediaset Group can be summarised as follows:

- multiyear commitments mainly regarding rental contracts of satellite channels with various durations that will imply future payments of EUR 94.0 million (EUR 93.5 million at 31 December 2004);
- commitments for artistic collaborations, television productions and contracts with press agencies for approx. EUR 159.1 million (EUR 196.4 million at 31 December 2004) EUR 31.8 million of which regarding commitments for the production of long serial dramas;
- commitments for the purchase of rights totalling EUR 1,032.2 million (EUR 1,149.8 million at 31 December 2004). These future commitments mainly refer to "volume deal" contracts that the Mediaset Group has stipulated with some US Majors to ensure the availability of movies and television productions made by these companies, thus having the possibility to make a volume of investments in line with Group strategies of library enhancement. It should be noted, also, that EUR 168.2 million refers to commitments with respect to associated company Medusa Film S.p.A. ;
- commitments for financial operations on foreign currency to hedge exchange rate risks, regarding purchases and sales, totalling EUR 1,206.3 million (EUR 475.5 million at 31 December 2004);
- commitments for multiyear leases and rentals totalling EUR 45.9 million (EUR 58.5 million at 31 December 2004);
- commitments for the purchase of new equipment, for the maintenance of the broadcasting network, works and supplies for company offices and supply of IT services for EUR 23.2 million (EUR 11.5 million at 31 December 2004);
- commitment for the agreement stipulated with Convergenza S.C.A. for the purchase of a stake in Home Shopping Europa S.p.A. for EUR 103.8 million, an operation however finalised during the third quarter of 2005.

Risk accounts

Risk accounts include EUR 0.7 million approx. of equipment owned by third companies and held in stock at companies belonging to the Mediaset Group (EUR 1.2 million at 31 December 2004).

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

The guarantee issued on 6 June 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies in connection with the public offering for the sale and subscription of shares of Mediaset S.p.A., expired on 31 December 2002.

As already mentioned, on 19 December 2002 a joint recognition deed was stipulated, under which Fininvest undertook to hold harmless and indemnify Mediaset S.p.A. and its subsidiary companies also after this deadline, until the consequences on the income statement and balance sheet are over of the events covered by guarantee which occurred within 31 December 2002 and communicated to Fininvest by 31 January 2003. It was also determined that, with respect to potential tax and criminal liabilities originated by events covered by the guarantee, also those losses will be indemnified which result from any subjective or objective extensions that may emerge after 31 December 2002.

SIGNIFICANT EVENTS AFTER 30 JUNE 2005

On **1 July 2005** Mediaset purchased the exclusive rights to all **Champions League** matches for the 2006-2009 seasons that will be broadcast by Mediaset Premium for the terrestrial digital platform with a EUR 25 million investment per season. By virtue of the current agreements, Mediaset owns the rights for the free-to-air broadcasting of the event until the end of the 2005-2006 season.

On **22 July 2005** RTI S.p.A. purchased from Home Shopping Europe Broadcasting S.p.A. the business unit regarding television systems and frequencies for an amount of EUR 100.0 million. Starting from 23 July, the analogue programmes of the television finally terminated; Home Shopping Europe frequencies were digitalised in order to create a new terrestrial digital multiplex that will host channels of third party publishers in at least 40% of its space.

On **29 July 2005** RTI S.p.A., in execution of the commitments entered with Convergenza S.C.A. on 18 March 2005, purchased 100% of the share capital of Home Shopping Europe S.p.A. for an amount of EUR 112.7 million, EUR 10 million of which was paid in March, while EUR 102.7 was paid at the moment of the acquisition.

On **4 August 2005** RTI won the auction organised by the Lega Calcio (Soccer League) and purchased with exclusive rights for the next three soccer seasons the **rights for free-to-air broadcasting of highlights of the soccer Premiership (Serie A)** which will allow Mediaset networks to be the first to broadcast the sequences of goals and a synopsis of matches from 13.30 to 22.30 on Sundays. The investment will amount to EUR 61.6 million per season.

Within the terms envisaged by article 25 clause11 of Act112/04, that is, by 25 July 2005, there **were made the requests for an extension until 31 December 2006 of the deadline of concessions/authorisations**, that was due on 28 July, for the three analogue channels Canale 5, Italia 1 and Retequattro. All three channels are also broadcast on terrestrial digital mode on multiplexes owned by RTI or third parties with the requirements for the obtainment of the extension above, which means terrestrial digital coverage of more than 50% of the population.

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the period ended 30 June 2005 and 30 June 2004

(EUR millions)

	Shareholders' equity at 30/06/2005	Gross earnings for the period ended 30/06/2005	Shareholders' equity at 30/06/2004	Gross earnings for the period ended 30/06/2004
As per balance sheet and income statement of Mediaset S.p.A.	**1,991.9**	**564.5**	**1,847.1**	**372.8**
Excess of shareholders'equity, including income for the year over book value of investments in subsidiary and affiliated companies	**1,471.0**	**815.5**	**1,326.2**	**725.9**
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	(43.6)	(607.6)	186.2	(447.1)
Eliminations of uneralised intra-group gains/losses	(259.5)	16.9	(290.6)	16.1
Deferred taxation	(58.0)	(274.4)	(202.0)	(259.1)
IAS/IFRS adjustments			25.9	25.3
Other adjustments	(2.2)	(0.4)	(9.6)	(7.3)
Total	**3,099.6**	**514.5**	**2,883.2**	**426.6**
Profit/(loss) attributable to minority interests	(242.5)	(87.9)	(193.7)	(53.0)
As per consolidated financial statements	**2,857.1**	**426.6**	**2,689.5**	**373.6**

List of companies included in the consolidated financial statements at 30 June 2005

(EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.48%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
Publieurope International Ltd.	Londra	euro	1.2	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.10%
Publiespaña S.A.U	Madrid	euro	0.6	50.10%
Advanced Media S.A.U	Madrid	euro	0.1	50.10%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.10%
Publiespaña 2000 S.L.U.	Madrid	euro	0.003	50.10%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.10%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.10%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.10%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.10%
Cinematext Media S.A.	Madrid	euro	0.2	30.06%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.06%
Digitel 5 Media S.A.U.	Madrid	euro	0.1	50.10%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	50.10%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.10%

Companies recorded using the equity method	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.023	20.04%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.04%
Europortal Jumpy España S.A.	Madrid	euro	1.0	25.05%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Multipark Madrid S.A.	Madrid	euro	5.7	17.54%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.05%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Publieci Television S.A.	Madrid	euro	0.3	25.05%
Red de Television Digital Madrid S.A.	Madrid	euro	0.06	25.05%
Titanus Elios S.p.A.	Roma	euro	29.5	29.54%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Class CNBC S.p.A.	Milano	euro	0.6	9.94%
Convergenza S.C.A.	Lussemburgo	euro	4.4	5.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.01%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	36.3	11.76%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
HOPA S.p.A.	Brescia	euro	709.8	2.73%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
TV Breizh Nantes S.A.	Nantes (Francia)	euro	0.04	15.03%
TV Breizh S.A.	Lorient (Francia)	euro	3.4	14.35%

APPENDIX: TRANSITION TO THE INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

After the enforcement of the (EC) Regulation no. 1606/2002 issued by the European Parliament and the European Council in July 2002, starting from 2005 the companies whose shares are negotiated in a regulated market of the Member States of the European Union shall draft their consolidated financial statements in compliance with the international accounting standards (IAS / IFRS) issued by the International Accounting Standard Board (IASB) and approved by the EU.

The Mediaset Group adopted these standards in preparing its consolidated financial statements starting from January 1st, 2005.

This note, as established in IFRS 1- First-time adoption of IFRS - provides for the previous period (first half 2004) for comparative purposes in this Report, the **reconciliation** and related explanatory notes of the **income statement, EBIT** and **Group shareholders' equity** at 30 June 2004 published and drafted in the past according to the previous principles (Italian accounting standards) and the corresponding values recalculated according to the new standards.

The Mediaset Group entrusted the task of a limited review to check these reconciliation tables to the auditing company Deloitte & Touche S.p.A.

As to the reconciliation of the shareholders' equity and the EBIT at the date of transition (1 January 2004) and regarding the last annual report closed at 31 December 2004 and that of shareholders' equity at 1 January 2005 in order to show the effects on equity balance deriving from the adoption of IAS 32 and 39 starting from that date, reference is made to the tables and the notes included in the Appendix included in the Quarterly Report on the first quarter 2005.

It should be noted that the figures presented in the reconciliation tables below and in those already presented on the occasion of the first 2005 quarterly report regarding the 2004 balance sheet and income statement may change as a consequence of the future orientation of the European Commission on IFRS homologation or as a result of new statements by IASB or IFRIC by 31 December 2005, possibly with retroactive effects.

We also point out that since IFRS preliminary reconciliation tables are now prepared only to ensure the transition in drafting the first consolidated financial statements of the Group as at 31 December 2005 according to the IFRS approved by the European Commission, they come without the comparative tables and information or without the relevant explanatory notes that would be necessary for a truthful and correct presentation of the income statement and balance sheet situation and of the consolidated economic result of the Mediaset Group in accordance with IFRS standards regarding the comparative periods above. More information will be provided when preparing the first consolidated financial statements at 31 December 2005.

As already described in the Appendix published on the occasion of the 2005 Quarterly Report, in the first-time adoption of the new standards, the Group retrospectively applied the accounting principles in force at 31 December 2004, as is required by IFRS 1, choosing the following **optional exemptions specified by IFRS 1.**

The main options adopted by the Mediaset Group referred to:

- the application, starting from 1 January 2005 with no comparative figures with 2004, of the IAS 32 and 39 accounting standards referring to the classification, evaluation and assessment of financial assets and liabilities;
- the company merging operations that occurred before the date of transition were not submitted to retrospective review, that is, to the recalculation of the current value of assets and liabilities referring to the moment when they were purchased by the Group;
- post-employment benefits: all accrued actuarial profits and losses at 1 January 2004 were booked, though the Group adopted the "corridor method" which makes it possible to defer the booking of actuarial profits and losses, only for an amount above a pre-established threshold, that will be generated following such date.

Reconciliation tables of the income statement, net profit and shareholders' equity in the first half of 2004

Here follows a reclassification of IFRS in the different items of the income statement at 30 June 2004 as well as the reconciliation of net profit at 30 June 2004 with that deriving from the application of IFRS.

Income statement 1st half 2004 *EUR million*	**According to Italian standards**	Reclassific.	IAS/IFRS adjustments	**Effects of transition to IAS/IFRS**	**IAS/IFRS**
Consolidated net revenues	**1,812.5**	**1.2**	**-4.5**	**-3.4**	**1,809.1**
Personnel expenses	-204.3	-3.9	3.7	-0.2	-204.6
Operating costs	-525.9	0.1	3.1	3.2	-522.7
Operating costs	**-730.2**	**-3.8**	**6.8**	**3.0**	**-727.3**
EBITDA	**1,082.3**	**-2.7**	**2.3**	**-0.4**	**1,081.8**
Amortisation, depreciation and write-downs	-421.0	-	6.1	6.1	-414.9
EBIT before Telecinco goodwill amortisation	**661.3**	**-2.7**	**8.4**	**5.7**	**666.9**
Amortis. differences arising from Telecinco consolidation	-21.6		21.6	21.6	-
EBIT	**639.7**	**-2.7**	**30.0**	**27.3**	**666.9**
Financial income / (losses)	32.6	-	-2.8	-2.8	29.8
Income / (expenses) from equity investments	-9.1	-	0.5	0.5	-8.6
Extraordinary income / (charges)	-2.7	2.7	-	2.7	-0.0
Profit before taxation	**660.5**	**-**	**27.6**	**27.6**	**688.0**
Income taxes	-259.2	-	-2.3	-2.3	-261.4
Net profit from ongoing operations	**401.3**	**-**	**25.3**	**25.3**	**426.6**
Net profit from discontinuous operations	-	-	-	-	-
Net profit	**401.3**	**-**	**25.3**	**25.3**	**426.6**
Loss / (profit) pertaining to minority interests	-53.0		0.0	0.0	-53.0
Net profit pertaining to the Group	**348.3**	**-**	**25.3**	**25.3**	**373.6**

It should be noted that the period result at 30 June 2004 drafted according to domestic principles which, in the 2004 interim report, was presented gross of taxes by making use of the option envisaged by article 81 clause 7 of the Company Regulation issued by CONSOB, while in the reconciliation tables it included the relevant taxes, whose determination is requested in the presentation of interim situations according to IAS 34.

The main reclassifications were made in order to spread on the single lines of the income statement the cost and revenue elements that were previously classified as extraordinary income and charges and of some cost elements previously included in service costs (canteen and emoluments to directors of Group companies), which according to IAS 19 are reclassified under personnel expenses.

Because of these adjustments, **Consolidated net result** for the period went from EUR 348.3 million to EUR **373.6 million**, with a positive change of EUR 25.3 million mainly determined by the lack of the amortisation regarding the difference arising from the consolidation of the Telecinco Group, equal to EUR 21.6 million.

The table below and the subsequent explanatory notes are a summary of the main changes in the consolidated net result of the period and highlight the main adjustments made by geographical area. The overall tax effect of these adjustments is included separately in item "Other adjustments" .

Reconciliation table of net profit for the first half of 2004	Italy	Spain	Consolidation eliminations / adjustments	Group
Gross profit as per Italian standards(*)	**518,7**	**163,3**	**-21,5**	**660,5**
Income taxes for the period	-206,2	-53,0	25,3	-233,9
Loss / (profit) pertaining to minority interests (*)	-0,3	-	-78,0	-78,3
Net profit as per Italian standards	**312,2**	**110,3**	**-74,2**	**348,3**
1. Reclassifications	-	-	-	-
2. Costs that cannot be capitalised	1,2	-	-	1,2
3 Goodwill	2,6	-	21,6	24,2
4. Criterion of revenue recognition	-0,1	-	-	-0,1
5. Share-based payments - Stock Options	-2,4	-	-	-2,4
6. Employee benefits	5,0	-	-	5,0
7. Discounting of payables and provisions for medium - long term risks	-0,1	-	-	-0,1
8. Other	-2,3	-0,1	-	-2,4
Total IAS/IFRS adjustments	**3,8**	**-0,1**	**21,6**	**25,3**
Net profit as per IAS/IFRS	**316,0**	**110,3**	**-52,6**	**373,6**

(*) *as per 2004 interim report*

Below the main changes which occurred in the main items of 2004 income statement are set out, referring by number and type to the adjustments previously specified:

Revenues:

1. **Reclassifications (IAS 1):** extraordinary income was reclassified for EUR 1.2, since it can no longer be booked as an independent standalone item.

4. **Different recognition criterion of revenues (IAS18):** revenues from limited transfer of rights were recognised when the transfer occurred and were not spread throughout the duration of the licence. The impact on the period was basically neutral (EUR -0.1 million). Sales of advertising space against goods (and the relevant purchase cost of goods) were booked at the fair value of goods received, with a reversal effect of costs and revenues for EUR 3.9 million, respectively.

Personnel expenses:

1. **Reclassifications (IAS 19):** canteen costs and the emoluments of directors belonging to Group companies totalling EUR 3.9 million were reclassified under personnel expenses.

5. **Share-based payments - Stock Options (IFRS2):** the fair value of the rights attributed that are believed will accrue at the end of the *Vesting period*, was spread starting from the year when they were granted to the end of the accrual period. At 30 June 2004 the accrual cost for the year booked, amounting to EUR 2.4 million, referred to the stock option plans attributed in 2003 and 2004;

6. **Employee benefits (IAS 19):** the different accounting treatment of the employee benefits paid before 12 months decreased costs by EUR 6.1 million; the difference with the provisions for employee termination indemnity according to statutory criteria of the quota accrued by the employee during the year (a quota which is known as the "*current service cost*"), based on recalculation using the actuarial employee termination benefit method, decreased costs by EUR 3.5 million. With respect to current benefits, the different accrual criterion of some elements determines a reversal of costs for EUR 2.6 million, because of the differing accrual of some personnel expenses items.

Operating costs

1. Reclassifications: extraordinary costs were reclassified **(IAS 1)** which could no longer be booked as independent items for EUR 3.3 million and among personnel expenses **(IAS 19)** canteen costs and emoluments of directors belonging to Group companies totalling EUR 3.9 million.

4. Different recognition criterion of revenues (IAS 18): the cost of goods corresponding to the related amount of revenues from advertising sales was adjusted for EUR 3.9 million.

Amortisation, depreciation and write-downs

2. Costs which cannot be capitalised (IAS 38): amortisation non recurrent costs which cannot be capitalised as per IAS 38 were reversed for EUR 1.2 millions.

3. Goodwill (IAS 36/38): the final amortisation quota referring to Jumpy's goodwill and to differences arising from consolidation linked to Italian operations totalled EUR 2.1 million; the final amortisation quota referring to Telecinco's goodwill amounted to EUR 21.6 million.

7. IAS 38: minor amortisation and write-downs were recorded for EUR 0.4 million after the amount of rights originally booked at values including an implicit interest rate were recalculated.

Financial charges

6. Employee benefits (IAS 19): notional financial charges (or interest costs) were recognised based on the actuarial employee termination indemnity method of calculation for an amount of EUR 1.1 million.

7. Discounting of payables and provisions for medium and long term risks (IAS 37/38): financial charges and charges due to the adjustment of profits on exchange rates were recorded after discounting multiyear payables for EUR 0.6 million; the discounting of provisions for risks with estimated expiry after the end of the fiscal year produced financial charges for EUR 0.3 million.

9. Other: the profits generated by the sale and purchase of own shares were reversed for EUR 1.1 million since they can no longer be booked in the income statement, but in shareholders' equity and liabilities and net charges for EUR 0.8 million deriving from the valuation of financial liabilities connected with stock option plans.

Income /(charges) from equity investments

3. Goodwill (IAS 38/36): the goodwill amortisation quota regarding joint ventures is reversed, for EUR 0.5 million.

The following table shows the reconciliation of the **Group shareholders' equity at 30 June 2004** which summarises by geographical area the main changes regarding shareholders' equity in the 2004 interim report drafted according to the previous accounting criteria. These changes are shown, where calculated, net of the tax effect, and are shown using the same number and type adopted for the reconciliation tables of shareholders' equity at the transition date and at 31 December 2004 published in the quarterly report at 31 March 2005.

Reconciliation table of Group Shareholders' equity at 30 June 2004	Italy	Spain	Consolidation eliminations/ adjustments	Group
Shareholders' equity as per Italian standards (*)	**2.944,7**	**411,5**	**-458,7**	**2.897,5**
Income taxes for the period	-206,2	-53,0	25,3	-233,9
Shareholders' equity as per Italian standards	**2.738,5**	**358,5**	**-433,4**	**2.663,6**
1. Reclassifications	-14,7	-10,3	10,3	-14,7
2. Intangible assets	-2,8	0,0		-2,7
2.1 Goodwill	2,3		21,6	23,9
3. Tangible assets	-0,1	-	-	-0,1
4. Different criterion for revenue recognition	5,3	-	-	5,3
5. Stock Options	-	-	-	-
6. Employee benefits	1,4	-	-	1,4
7. Discounting of payables and provisions for medium-long term risks	-0,8	-	-	-0,8
8. Government grants	-0,8	-	-	-0,8
9. Other	6,1	15,7	-7,5	14,3
Total IAS/IFRS adjustments	**-3,9**	**5,4**	**24,3**	**25,9**
Shareholders' equity as per IAS/IFRS	**2.734,5**	**364,0**	**-409,0**	**2.689,5**

(*) as per 2004 interim report

Group shareholders' equity shown in the 2004 interim report drafted according to Italian accounting principles amounted to EUR 2,897.5 million, which included the gross profit for the period. Group shareholders' equity at 30 June 2004, recalculated at EUR 2,663.6 million to consider the tax effects on this result, as a consequence of the adoption of the new criteria amounts to EUR **2,689.5 million**, showing a positive change of EUR 25.9 million.

Briefly, the elements of this change are:

- the effect arising from adjustments made at the transition date (1 January 2004) which showed a negative change of EUR 10.5 million, mainly due to the reclassification of own shares reducing shareholders' equity;
- a EUR 7.2 million increase which reflects the change in own shares with respect to 1 January 2004;
- a better economic result for the period equal to EUR 25.3 million (already commented above);
- a higher value of reserves for EUR 3.9 million regarding period costs (connected to stock option plans and purchase and sale operations of own shares) which have a corresponding amount in the balance sheet.

for the Board of Directors

the Chairman

12g3-2(b)

2005 Half Year Report

Report of the External Auditors

MEDIASET GROUP

Deloitte.

12g3-2(b)

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REVIEW REPORT ON THE INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2005

To the Shareholders of
MEDIASET S.p.A.

1. We have reviewed the accompanying interim financial information for the period ended June 30, 2005, consisting of the accounting schedules (balance sheet and income statement), both statutory and consolidated, and of the related footnotes of Mediaset S.p.A. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our review. In addition, we have verified the consistency of the management discussion and analysis with the other data contained in the above interim financial information.

2. Our review was carried out in accordance with the standards recommended by Consob for the review of the half yearly financial information under Resolution n.10867 of July, 31 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and substantive verification procedures of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with established auditing standards. Accordingly, unlike our report on the year end consolidated financial statements, we do not express an audit opinion on the half yearly report.

3. As far as comparative figures related to year ended December, 31 2004 are concerned, reference should be made to our auditor's report dated May 23, 2005.

   Comparative figures related to the six months ended June 30, 2004, restated under International Financial Reporting Standards, and related IFRS reconciliations, are based on financial data for six months ended June 30, 2004 prepared under previously applicable accounting standards, reference should be made to our review report dated on September, 10 2004.

4. Based on our review, we are not aware of any material modifications that should be made to the half yearly financial information mentioned in paragraph 1 above, in order for it to be in conformity with the criteria provided by article 81 approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications.

5. We draw attention to the following facts:

- As described in the section "Accounting Standard and Valuation Criteria", financial statements of the parent company Mediaset S.p.A. are prepared in accordance with the Italian law governing financial statements; furthermore, the parent company has taken advantage of the possibility granted by Article 81-bis of Consob Regulation n.11971 of May, 14 1999 as subsequently amended to report income for the period before taxation.;

- as described in the note "Exemption from the presentation of comparative data according to IAS 32 and 39" included in the report on operation in the first quarter 2005, to which this half yearly report reference to, the Mediaset Group decided to present the data and information regarding financial instruments that fall within the area of application of IAS 32 and IAS 39 by applying them only starting as from the consolidated balance sheet as at January 1, 2005;

  Therefore, in the consolidated balance sheets at January 1, 2004 and December 31, 2004 and in the consolidated income statement for the year ended December 31, 2004, data and information regarding financial instruments that fall within the area of application of IAS 32 and IAS 39 have been shown, in the attached reconciliation tables and the relevant notes, by applying previous accounting standards. This fact is disclosed in the explanatory notes, together with the criteria adopted for drafting such information, and also the nature of the main adjustments which may be necessary to obtain information in line with IAS 32 and IAS 39;

- as described in the Note "Transition to International Accounting Standards (IAS/IFRS)", included in the report on operation in the first quarter 2005, to which this half yearly report of the Mediaset Group reference to, IFRS 1 reconciliation tables will represent published values for comparisons in the first full consolidated IFRS financial statements; these amounts may be subject to some necessary changes if certain international accounting principles are revised or changed before the financial statements above are published;

- in addition, as described in the Note "Transition to International Accounting Standards (IAS/IFRS)", included in the report on operation in the first quarter 2005, to which this half yearly report of the Mediaset Group reference to, since IFRS reconciliation tables have been prepared only for the purpose of the conversion project for the preparation of the first consolidated financial statements according to IFRS recommended by the European Union, these do not include comparative data and the necessary explanatory note that would be required to present fairly the financial position of the Mediaset Group in accordance with IFRS.

- as described in the section "Accounting Standards and Valuation Criteria", starting from the current year, the expiry date of the amortization period relating to the acquisition costs for right of use of television frequencies for realization of digital terrestrial network in conformity with current regulation, previously established on 2006, December 31, it is estimated on December, 31 2018 in order to take into account the 12 year period of validity of individual license per network operator that is 12 years, starting from the conventionally established release date on December 31, 2006. The nature and the amount relating to this change in estimate are described in the section "Comments on the main assets items" in the Note 4"Other intangible assets".

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
September 16th, 2005

This report has been translated into the English language solely for the convenience of international readers.